Exhibit 99.3

Manulife Financial

Proxy Circular

ANNUAL AND SPECIAL MEETING – MAY 7, 2009

Invitation to Shareholders

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend the Annual and Special Meeting of shareholders of Manulife Financial Corporation on May 7, 2009 at 11:00 a.m. Eastern Time. This meeting will be combined with the Annual and Special Meeting of policyholders and the shareholder of The Manufacturers Life Insurance Company.

This is your opportunity to vote on a number of important matters which are described in the Notice of Annual and Special Meeting and the Proxy Circular. At the meeting, you will also have the opportunity to hear about the Company's financial performance in 2008 and highlights of the Company's results for the first quarter of 2009.

We hope you will be able to attend the meeting in person. It will be an opportunity for us to speak with you about your Company and for you to meet the Directors and Executives. If you are unable to attend in person, we encourage you to vote by following the instructions on the proxy form or voting instruction form. A live webcast of the meeting will be available through our website at www.manulife.com starting at 11:00 a.m. Eastern Time.

We look forward to seeing you at the meeting.

Dominic D'Alessandro
President and Chief Executive Officer

March 17, 2009

IMPORTANT INFORMATION FOR SHAREHOLDERS. YOUR PARTICIPATION IS IMPORTANT. PLEASE TAKE A MINUTE TO VOTE.

MANULIFE FINANCIAL CORPORATION

THIS DOCUMENT CONTAINS

- NOTICE OF ANNUAL AND SPECIAL MEETING
- PROXY CIRCULAR

3	Notice of Annual and Special Meeting of Shareholders of Manulife Financial Corporation

Proxy Circular
4	Voting Information
7	Business of the Annual and Special Meeting
10	Board Renewal and Director Selection
11	Nominees for the Board of Directors
17	Board of Directors’ Compensation
19	Report of the Corporate Governance and Nominating Committee
21	Report of the Audit and Risk Management Committee
23	Report of the Conduct Review and Ethics Committee
24	Report of the Management Resources and Compensation Committee
25	Compensation Discussion and Analysis
31	President and CEO Compensation
32	Other Named Executive Officers Compensation
35	Performance Graph
36	Supplemental Shareholder Return
37	Summary Compensation Table
38	Outstanding Share-Based Awards and Option Based Awards
39	Aggregate Value of Named Executive Officer Outstanding Equity
39	Incentive Plan Awards – Value Vested or Earned During the Year
40	Pension Plans
44	Employment Agreements
45	Termination and Change of Control Benefits
46	Securities Authorized for Issuance Under Equity Compensation Plans
46	Directors’ and Executive Officers’ Indebtedness
47	Directors’ and Officers’ Insurance
47	Directors’ Approval
47	Additional Information
48	Schedule “A” – Statement of Corporate Governance Practices
52	Schedule “B” – Board of Directors’ Mandate and Board Policies
56	Schedule “C” – Shareholder Proposals

NOTE:	Information contained in, or otherwise accessible through, websites mentioned in the Notice of Annual and Special Meeting and Proxy Circular does not form a part of this document.

Manulife Financial Corporation Proxy Circular

Notice of Annual and Special Meeting of Common Shareholders of Manulife Financial Corporation (the “Company”)

Date:	Thursday, May 7, 2009	Business of the Annual and Special Meeting (“Meeting”)

Time:	11:00 a.m. Eastern Time	At the Meeting, Shareholders will be asked to:

Place:	Manulife Financial Corporation Head Office 200 Bloor Street East International Room Toronto, Ontario Canada

1.      Receive the consolidated financial statements of the Company for the year ended December 31, 2008, together with reports of the auditor and the actuary on those statements;

2.      Elect Directors of the Company;

3.      Appoint auditors of the Company for 2009;

4.      Consider a special resolution to confirm amendments to By-Law No. 2 of the Company creating Class 1 Shares;

5.      Consider the shareholder proposals set out in Schedule “C”; and

6.      Consider such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

By order of the Board of Directors.

Angela K. Shaffer
Corporate Secretary
March 17, 2009

Important

On March 17, 2009, the record date for the meeting, 1,610,797,396 common shares were outstanding and eligible to be voted at the meeting.

The full text of the special resolution to confirm amendments to By-Law No. 2 of the Company creating Class 1 Shares is set out on page 5 of the Proxy Circular which is attached to this Notice of Annual and Special Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy or voting instruction forms are provided with those forms and described in the Proxy Circular. To be valid, proxies must be received by either of the Company’s transfer agents, CIBC Mellon Trust Company or BNY Mellon Shareowner Services, no later than 5:00 p.m. Eastern Time on May 5, 2009, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Meeting is adjourned.

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Proxy Circular

Voting Information

Who May Vote

You are entitled to vote if you were a holder of common shares (“Common Shares”) of Manulife Financial Corporation (the “Company” or “Manulife”) at the close of business on March 17, 2009. Each Common Share is entitled to one vote, subject to the Voting Restrictions noted below.

Voting Restrictions

Shares cannot be voted either in person or by proxy if they are beneficially owned by:

■	The Government of Canada or a provincial government or any of their agencies;

■	The government of a foreign country or any political subdivision or any of their agencies; or

■	Any person who has acquired more than 10% of any class of shares of the Company without the approval of the Minister of Finance (Canada).

In addition, no person and no entity controlled by any person may cast votes in respect of any Common Shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

How to Vote

How you vote depends on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your Common Shares of the Company are registered in your name and:

1.	You have a share certificate; or

2.	You hold your shares through direct registration in the United States.

You are a non-registered shareholder if:

1.	You received (and continue to hold) a Share Ownership Statement issued when The Manufacturers Life Insurance Company (“Manufacturers Life”) demutualized and you have not requested a share certificate; or

2.	Your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

Please refer to the appropriate section for instructions on how to exercise your right to vote.

Voting by Registered Shareholders

As a registered shareholder, you may vote in person at the Annual and Special Meeting (“Meeting”) or by proxy.

1.	Attend the Meeting – You may attend the Meeting and vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to our transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) or BNY Mellon Shareowner Services (“BNY Mellon”), authorizing you to do so.

2.	By Proxy – If you do not plan to attend the Meeting in person, you may vote by proxy in one of two ways:

(a)	By authorizing the management representatives of the Company named in the proxy form to vote your shares. You may convey your voting instructions by:

■	Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions;

■	Telephone (North America) – Call the toll free number on the proxy form and follow the voice instructions; or

■	Mail (Worldwide) – Complete the proxy form in full, sign and return it in the envelope provided.

(b)	You have the right to appoint some other person to attend the Meeting and vote your shares on your behalf. You may do this either by:

■	Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions; or

■

Mail (Worldwide) – Print your appointee’s name in the blank space on the proxy form and indicate how you would like your shares voted. Complete the proxy form in full, sign and return it in the envelope provided.

Your votes can only be counted if your appointee attends the Meeting and votes on your behalf.

Voting by Non-Registered Shareholders

If you are a non-registered shareholder who has requested meeting materials, you will receive a package from the intermediary who holds your shares that will contain either:

■

A proxy form registered as to the number of shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but will be unsigned if you hold a Share Ownership Statement); or

■	A voting instruction form.

Carefully follow the instructions that accompany the proxy form or voting instruction form.

If you are a non-registered shareholder in Hong Kong or the Philippines and your shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.

Manulife Financial Corporation Proxy Circular	4

As a non-registered shareholder, you may vote in person at the Meeting or by proxy.

1.	Attend the Meeting

(a)	If you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)	If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

(c)	If you have received a voting instruction form, follow the instructions on it.

2.	By Proxy

(a)	If you hold a Share Ownership Statement and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) under the heading “Voting by Registered Shareholders – By Proxy”;

(b)	If you received a proxy form from your intermediary and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you appoint someone other than the management representatives to vote your shares, your votes can only be counted if your appointee attends the Meeting and votes on your behalf. If you choose this option, complete the proxy form in full, sign (if unsigned by the intermediary) and return it as instructed on the proxy form; or

(c)	If you received a voting instruction form, follow the instructions on it.

3.	To ensure that your vote is recorded, your proxy must be received by CIBC Mellon or BNY Mellon as set out in the proxy form, no later than 5:00 p.m. Eastern Time on Tuesday, May 5, 2009, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day before the day to which the Meeting is adjourned.

Appointing a Proxyholder

By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the Meeting and to vote your shares.

In connection with any ballot that may be conducted, the shares represented by your proxy form or voting instruction form will be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder can vote your shares as your proxyholder sees fit on that matter. If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish the votes cast, your shares will be voted FOR the election of Directors nominated by management, FOR the appointment of auditors, FOR the special resolution to confirm amendments to By-Law No. 2 of the Company creating Class 1 Shares, AGAINST the shareholder proposals and, at the discretion of management, on any other matter which may be properly raised at the Meeting.

Revoking a Proxy

If you wish to revoke your vote on or before May 5, 2009, you may do so by re-voting. Thereafter, you may revoke your vote by delivering a written statement, signed by you or your authorized attorney to:

(a)	The Corporate Secretary of the Company at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada, M4W 1E5 at any time up to and including May 6, 2009, or the business day preceding the day to which the Meeting is adjourned; or

(b)	The Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

Solicitation of Proxies

Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.

Number of Common Shares Outstanding

As of the record date, March 17, 2009, there were 1,610,797,396 Common Shares outstanding.

Subject to the Voting Restrictions previously referred to, the number of Common Shares outstanding equals the number of eligible votes.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than five percent of the voting rights attached to any class of shares of the Company.

Confidentiality

Your vote is confidential. The Company’s transfer agents maintain the confidentiality of the votes, and do not disclose individual shareholder votes or proxies to the Company unless a shareholder has made comments clearly intended for management or as may be required to comply with the law. The Company’s transfer agents may provide the Company with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

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Procedure for Submitting a Shareholder Proposal for the Company’s Next Annual Meeting to be Held in 2010

The final date for submitting shareholder proposals to the Company is December 17, 2009.

The Company’s governing legislation, the Insurance Companies Act (Canada) (the “Act”), addresses the rights of shareholders

Procedure for Submitting a Shareholder Proposal for the Company’s Next Annual Meeting to be Held in 2010

The final date for submitting shareholder proposals to the Company is December 17, 2009.

The Company’s governing legislation, the Insurance Companies Act (Canada) (the “Act”), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.

The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposal complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal from the shareholder, if requested. Under the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Notice of Meeting sent to shareholders in respect of the Company’s previous annual meeting.

Send all proposals in writing to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East, NT-10

Toronto, ON M4W 1E5

Fax: 416-926-3041

Questions

If you have any questions regarding the Meeting, please contact CIBC Mellon, BNY Mellon or the authorized agent nearest you:

Canada:	CIBC Mellon: 1-800-783-9495

United States:	BNY Mellon Shareowner Services: 1-800-249-7702

Hong Kong:	Registered Shareholders: Computershare Hong Kong Investor Services Limited: 852-2862-8555

Share Ownership Statement Holders: The Hongkong and Shanghai Banking Corporation: 852-2288-8346

Philippines:	The Hongkong and Shanghai Banking Corporation Limited

PLDT: 632-581-7595 GLOBE: 632-976-7595

Manulife Financial Corporation Proxy Circular	6

Business of the Annual and Special Meeting

1.  Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2008, together with the reports of the auditor and the actuary on those statements.

2.  Election of Directors

The 15 nominees for election to the Company’s Board of Directors and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees, with the exception of Donald Guloien, are currently Directors of the Company.

Each successful nominee will be elected to the Board of Directors for a term of one year, which expires at the Company’s Annual Meeting in 2010.

Directors’ attendance at Board and committee meetings held in 2008 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.  Appointment of Auditors

The Board of Directors propose that the firm of Ernst & Young LLP be appointed as auditor for the 2009 fiscal year. Ernst & Young LLP has served as the Company’s auditor for more than five years. For 2008, fees charged by Ernst & Young LLP to the Company and its subsidiaries were $21.9 million, compared with $20.8 million in 2007.

	Year ended December 31, 2008 ($ in millions)	Year ended December 31, 2007 ($ in millions)
Audit fees[1]	$21.1	$19.8
Audit-related fees[2]	0.7	0.5
Tax fees[3]	0.1	0.5
All other fees	—	—
Total	$21.9	$20.8

1	Includes the annual audit, Sarbanes-Oxley Act of 2002 (“SOX”) attestation, reviews of quarterly reports, statutory audits and regulatory filings.
2	Includes review of product filing registration statements and due diligence in connection with proposed or consummated acquisitions.
3	Includes tax compliance, tax planning and tax advice services.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4. Confirmation	of Amendments to By-Law No. 2 Creating Class 1 Shares

On February 25, 2009, the Board of Directors approved amendments to By-Law No. 2 of the Company (referred to in By-Law No. 2 as the “Corporation”) to create a new class of shares designated as “Class 1 Shares”. The new Class 1 Shares would rank pari passu with the existing Class A Shares and senior to the existing Class B Shares. The Company has four series of Class A Shares outstanding, and has authorized but not issued a fifth series of Class A Shares. The Company has not issued any Class B Shares. The new Class 1 Shares provide additional flexibility for the Company to create future series of preferred shares with different rights from those under the existing series.

The amendments approved by the Board of Directors are as follows:

“1.	By-law No. 2 of the Corporation is hereby amended to create a new class of shares to be designated as “Class 1 Shares” (the “Class 1 Shares”), such shares to be unlimited in number and issuable in series and to have rights, privileges, restrictions and conditions in the form of the rights, privileges, restrictions and conditions presented to the board of directors of the Corporation, as contained in Schedule A attached to this resolution;

2.	section 1.1 of By-law No. 2 of the Corporation is hereby amended by adding the following definition after the definition of “Cancellation Time”:

“Class 1 Shares” means the Class 1 Shares of any series in the capital of the Corporation, without nominal or par value, now existing or hereafter created;”

3.	section 2.1 of By-law No. 2 of the Corporation is hereby deleted in its entirety and the following is substituted therefor:

“2.1 Authorized Capital

The authorized capital of the Corporation shall consist of an unlimited number of Class A Shares issuable in series, an unlimited number of Class B Shares issuable in series, an unlimited number of Class 1 Shares issuable in series and an unlimited number of Common Shares.”

4.	By-law No. 2 of the Corporation is hereby amended to add a new section 7 setting forth the rights, privileges, restrictions and conditions of the Class 1 Shares;

5.	the submission of the foregoing amendments to By-law No. 2 of the Corporation to the shareholders of the Corporation entitled to vote thereon for approval at the next meeting of shareholders of the Corporation is hereby authorized and approved; and

6.	the proper officers of the Corporation are hereby authorized to sign and deliver for and on behalf of the Corporation all such documents and instruments and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolutions.

SCHEDULE A

CLASS 1 SHARES

The Class 1 Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1  Directors’ Right to Issue in One or More Series

The Class 1 Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Corporation shall fix the

7	Manulife Financial Corporation Proxy Circular

number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of the Corporation or in the Act, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class 1 Shares of such series, the whole subject to the filing with the Office of the Superintendent of Financial Institutions (Canada) of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of the Corporation.

1.2  Ranking of Class 1 Shares

Each Series of Class 1 Shares shall rank on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class 1 Shares, the Class 1 Shares and Class A Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class 1 Shares and Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class 1 Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class 1 Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares as may be determined in the case of such series of Class 1 Shares.

1.3  Voting Rights

Except as hereinafter referred to or as required by law, holders of Class 1 Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation unless and until the first time at which the Board of Directors has not declared the dividend in full on the shares of one or more series of Class 1 Shares in respect of a particular period specified for the payment of dividends in the rights, privileges, restrictions and conditions attached to such series. In that event, the holders of such series will be entitled to receive notice of and to attend only meetings of shareholders at which directors are to be elected and will be entitled to one vote for each share of such series held at such meetings, but only in respect of the election of directors voting together with all other shareholders of the Corporation who are entitled to vote at such meetings, and the holders of such series will not be entitled to vote in respect of any other business conducted at such meetings (the “Voting Rights”). The Voting Rights of the holders of any such series will cease on payment by the Corporation of the first dividend on that series to which the holders thereof are entitled under the rights, privileges, restrictions and conditions attached to such series after the time the Voting Rights first arose in respect of such series, until such time as the Corporation may again fail to declare the dividend in full on such series in any period specified for the payment of dividends in the rights, privileges, restrictions and conditions attached to such series, in which event the Voting Rights will become effective again and so on from time to time.

1.4  Constrained Shares

(a)	The Corporation shall not issue or allot any Class 1 Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Class 1 Shares to any person, or any entity controlled by a person, and no person or any entity controlled by a person, shall purchase or otherwise acquire any Class 1 Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Class 1 Shares. No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Class 1 Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person or entity. In accordance with the authority granted to the Corporation’s Directors under the Act and the Regulations, the Directors of the Corporation are hereby authorized to make such arrangements as the Directors deem necessary to carry out the intent of the purchase or other acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.

(b)	If the purchase or other acquisition, issue, transfer or voting of any Class 1 Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 1.4(a), the Directors are hereby authorized, in their discretion, to permit by resolution of the Directors, any such purchase or other acquisition, issue, transfer or exercise of voting rights with respect to such Class 1 Shares.

(c)	Subject to subsection 1.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of the subsection 1.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Directors are hereby authorized to amend, replace or delete subsection 1.4(a) such that it will be consistent with the Share Constraint Regime then in effect. The action of the Board of Directors to amend, replace or delete subsection 1.4(a) shall be by resolution of the Board of Directors and such amendment, replacement or deletion of subsection 1.4(a) shall be effective without the approval of the holders of any of the Class 1 Shares, the Class A Shares, the Class B Shares or the Common Shares. Promptly following any amendment, replacement or deletion of subsection 1.4(a) by the Directors, the Corporation shall give notice to the holders of the Class 1 Shares of the amendment, replacement or deletion thereto.

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(d)	If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 1.4(a) may only be amended or replaced with approval of the holders of the Class 1 Shares, the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

1.5  Amendment With Approval of Holders of Class 1 Shares

The rights, privileges, restrictions and conditions attached to the Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class 1 Shares given as hereinafter specified.

1.6  Approval of Holders of Class 1 Shares

The approval of the holders of the Class 1 Shares to add to, change or remove any rights, privilege, restriction or condition attaching to the Class 1 Shares as a class or in respect of any other matter requiring the consent of the holders of the Class 1 Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class 1 Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class 1 Shares duly called for that purpose. Notwithstanding anything else in this Section 1, the approval of the holders of the Class 1 Shares, voting separately as a class or series, is not required on a proposal to amend the by-laws of the Corporation to:

(a)	increase or decrease the maximum number of authorized Class 1 Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Class 1 Shares;

(b)	effect the exchange, reclassification or cancellation of all or any part of the Class 1 Shares; or

(c)	create a new class of shares equal to or superior to the Class 1 Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of the Class 1 Shares as a class, or at any joint meeting of the holders of two or more series of Class 1 Shares, each holder of Class 1 Shares entitled to vote thereat shall have one vote in respect of each Class 1 Share held.

1.7 Notice to holders of Class 1 Shares

Any notice, cheque, notice of redemption or other communication from the Corporation herein provided for shall be sent to the holders of the Class 1 Shares by first class mail, postage prepaid at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Class 1 Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate, or other communication from a holder of Class 1 Shares herein provided for shall be either sent to the Corporation by first class mail, postage prepaid, or delivered by hand to the Corporation at its registered office.”

To be effective, this amendment must be confirmed by special resolution of the shareholders. This special resolution requires the affirmative vote of not less than two-thirds of the votes cast by holders of common shares present in person or represented by proxy. The Board of Directors recommends that shareholders vote in favour of this special resolution.

Special Resolution of Holders of Common Shares Confirming Amendments to By-Law No. 2 Creating

Class 1 Shares

RESOLVED THAT:

1.	The amendments to By-Law No. 2 of the Company creating a new class of shares designated as “Class 1 Shares” approved by the Board of Directors on February 25, 2009 are hereby confirmed.

2.	The proper officers of the Company are hereby authorized to sign and deliver for and on behalf of the Company all such documents and instruments and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution.

5. Shareholder Proposals

The shareholder proposals submitted for consideration by the shareholders at the Meeting are included in Schedule “C”.

Note: All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

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Board Renewal and Director Selection

The Board of Directors commenced a renewal process (as disclosed in last year’s proxy circular), to nominate candidates to replace several Directors who will retire over the next four years, having reached the mandatory retirement age of 72. The Corporate Governance and Nominating Committee (the “Governance Committee”), in actively managing the renewal process, considered this an opportune time to engage in a complete review of the Director selection criteria to identify the ideal size and competencies that should be represented on a board of directors of a major global financial services organization. To ensure the smooth transition from the retiring Directors, including maintaining critical competencies, the size of the Board may temporarily increase to allow new Directors to be elected to the Board prior to the retirements being effective.

Due to the forthcoming vacancies, the increased complexity of the Company’s business and the current market, the Board of Directors is developing new selection criteria for director nominees, which will allow the Board over the next four years to: (i) have the flexibility to move quickly if excellent individuals meeting any of the requirements become available; (ii) deliberately recruit against these specifications; and (iii) use these requirements to prioritize and select potential candidates who may come to the Company through merger and acquisition activity.

In addition to having the basic characteristics of integrity, good judgment, financial knowledge, and sufficient time available, the Governance Committee recommended that new nominees have experience in such areas as Risk Management, Investments and Pan-Asia operations or governance. (See the Board Policies in Schedule “B” for the Director Succession and Selection Criteria and the mandatory retirement age policy.) The Governance Committee will retain one or more executive search firms, to assist in identifying qualified candidates who meet the revised selection criteria.

Two Directors will not be seeking re-election to the Board. Arthur Sawchuk retired on October 1, 2008 and his successor, Gail Cook-Bennett, was appointed as Chair of the Board on October 2, 2008. Dominic D’Alessandro will be retiring from his position as President and Chief Executive Officer in May 2009. Following an extensive succession planning process, the Board has selected Donald Guloien, Senior Executive Vice President and Chief Investment Officer to succeed Dominic D’Alessandro as President and Chief Executive Officer.

The Directors’ Matrix below is a combination of the previous and the revised selection criteria and reflects the current strengths of the Board as a whole.

Board of Directors’ Matrix

1	Any senior officer or Chair of the Board of a major organization.
2	Director of a major organization (public, private, non-profit).
3	Including a Crown Corporation, educational institution, or any non-public, non-private organization.

Manulife Financial Corporation Proxy Circular	10

Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Important information regarding the nominees relating to committee memberships, meeting attendance, public board memberships and equity ownership is provided in the following charts. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Gail C.A. Cook-Bennett Age: 68 Toronto, ON Canada Director Since[1]: 1978 Independent[2]	Gail Cook-Bennett was appointed Chair of the Board on October 2, 2008. Gail Cook-Bennett is past Chair of the
Canada Pension Plan Investment Board, an investment management organization that invests the Canada Pension Plan fund to help pay the benefits of 17 million Canadians who participate in the Plan, a position she held since 1998. Gail
Cook-Bennett holds a BA (Honours) from Carleton University and a PhD (Economics) from the University of Michigan.
She is a Member of the Order of Canada. She holds a Doctor of Laws Degree (honoris causa) from Carleton University and is a Fellow of the Institute of Corporate Directors.
Board/Committee Membership:			Overall Attendance[3] :100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Emera Inc.	2004 – Present
Corporate Governance & Nominating (Chair)[4]			6 of 6[4]	100%	Petro-Canada[5]	1991 – Present
Management Resources & Compensation			2 of 2[4]	100%	Transcontinental Inc.	1998 – 2004
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	15,000	8,831	23,831		$328,868	$300,000
2008	15,000	8,546	23,546		$841,299
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Donald A. Guloien Age: 51 Toronto, ON Canada Not Independent – Management	Donald Guloien, a 28-year veteran of Manulife, will succeed Dominic D’Alessandro upon his election as President and
Chief Executive Officer on May 7, 2009. Mr. Guloien started his career at Manulife as a Senior Research Analyst,
Corporate Planning and is currently Senior Executive Vice President and Chief Investment Officer, a position he has held since 2001. He is also Chairman and CEO of MFC Global Investment Management. Mr. Guloien holds a Bachelor of
Commerce from the University of Toronto. He is a former board member of Elliott & Page Limited, the Children’s Aid
Society Foundation, Think First Foundation of Canada, the Governing Council of the University of Toronto and LIMRA
International. Mr. Guloien is a member of the Young Presidents’ Organization and is actively involved with the Rotman
School of Management. He is a 1998 recipient of the Arbor Award for his contributions to the University of Toronto.
Public Board Membership During Last Five Years:
Seamark Asset Management Ltd.					2001 – 2006
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	123,720	160,686	284,406	$3,924,803	See Executive Share Ownership Guidelines (page 27)
Options Held: See “Statement of Executive Compensation” Section

John M. Cassaday Age: 55 Toronto, ON Canada Director Since[1]: 1993 Independent[2]	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since 1999.
Corus is a Canadian leader in specialty television and radio and is a global leader in the production of children’s animation. Mr. Cassaday has also been Executive Vice President of Shaw Communications, President and Chief
Executive Officer of Shaw Media, Star Choice Communications and of CTV Television Network. Mr. Cassaday has an
MBA (Dean’s List) from the Rotman School of Management at the University of Toronto. Mr. Cassaday is also active in community affairs, principally with St. Michael’s Hospital.
Board/Committee Membership:			Overall Attendance[3] :100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Corus Entertainment Inc.	1999 – Present
Corporate Governance & Nominating			6 of 6	100%	Sysco Corporation	2004 – Present
Management Resources & Compensation			4 of 4[10]	100%	Loblaw Companies Limited	1997 – 2004
					Masonite International Corporation	1992 – 2005
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	40,000	34,751	74,751		$1,031,564	$300,000
2008	40,000	28,368	68,368		$2,442,789
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

11	Manulife Financial Corporation Proxy Circular

Lino J. Celeste Age: 71 Saint John, NB Canada Director Since[1]: 1994 Independent[2]	Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic provinces telephone companies. Prior to assuming the
Chairmanship, Mr. Celeste was President and Chief Executive Officer of New Brunswick Telephone Company Limited.
Mr. Celeste holds a P.Eng. (Electrical Engineering) from the University of New Brunswick. He also served as a director of
New Brunswick Electric Power Commission and as Chairman of the Greater Saint John Community Foundation, a
charitable organization.
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	None
Audit & Risk Management			6 of 6	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	12,600	19,022	31,622		$436,384	$300,000
2008	12,600	15,655	28,255		$1,009,551
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Thomas P. d’Aquino Age: 68 Ottawa, ON Canada Director Since[1]: 2005 Independent[2]	Thomas d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives (“CCCE”), a research and advocacy group composed of 150 chief executives of Canada’s leading enterprises. Mr. d’Aquino holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of London and Doctor of Laws honorary degree from Queen’s University and Wilfrid Laurier University.
Mr. d’Aquino has served as Special Assistant to the Prime Minister of Canada and a Professor Adjunct on the law of
international business transactions. As well as CEO, he is the CCCE’s chief policy officer and strategist responsible for fiscal, taxation, competitiveness, international trade and environmental issues. He is currently Chair of Lawrence
National Centre for Policy and Management at the Richard Ivey School of Business and he also chairs The National
Gallery of Canada Foundation.
Board/Committee Membership:			Overall Attendance[3]: 95%		Public Board Membership During Last Five Years:
Board of Directors			12 of 13	92%	CGI Inc.	2006 – Present
Audit & Risk Management			4 of 4[10]	100%
Conduct Review & Ethics			2 of 2[10]	100%
Management Resources & Compensation			2 of 2[10]	100%
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	6,190	17,330	23,520		$324,576	$300,000
2008	6,190	11,454	17,644		$630,420
Options Held (Director option grants discontinued in 2004): Nil

Richard B. DeWolfe[11] Age: 65 Westwood, MA U.S.A. Director Since[1]: 2004 Independent[2]	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The
Boston Foundation; Trustee of Boston University; Trustee of the 17136 Marine Biological Laboratory; and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe
Companies, Inc., the largest homeownership organization in New England, which was previously listed on the
American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and
Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University.
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Avantair, Inc.	2009 – Present
Audit & Risk Management (Chair)			6 of 6	100%	John Hancock Financial Services, Inc.	2002 – 2004
Conduct Review & Ethics			3 of 3	100%
Corporate Governance & Nominating			1 of 1[12]	100%
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	14,000	29,992	43,992		$607,090	$300,000
2008	14,000	21,424	35,424		$1,265,700
Options Held (Director option grants discontinued in 2004): Nil

Manulife Financial Corporation Proxy Circular	12

Robert E. Dineen, Jr. Age: 68 New York, NY U.S.A. Director Since[1]: 1999 Independent[2]	Robert Dineen was Of Counsel to Shearman & Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown
University and an LLB from Syracuse University. Mr. Dineen led several of the firm’s corporate groups, including groups in Latin America and Asia and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business, and as a specialist in U.S. and international private banking and financial transactions.
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Nova Chemicals Corporation	1998 – Present
Audit & Risk Management			6 of 6	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	29,000	33,513	62,513		$862,679	$300,000
2008	29,000	32,429	61,429		$2,194,858
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Pierre Y. Ducros Age: 69 Montreal, QC Canada Director Since[1]: 1999 Independent[2]	Pierre Ducros is President of P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief
Executive Officer of DMR Group Inc. which he co-founded in 1973, and Vice-Chairman of the Task Force on The Future
of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros holds a BA from the Université de Paris at
Collège Stanislas in Montréal and a B.Eng. (Communications) from McGill University.
Board/Committee Membership:			Overall Attendance[3]: 86%		Public Board Membership During Last Five Years:
Board of Directors			11 of 13	85%	Rona Inc.	2005 – Present
Corporate Governance & Nominating			4 of 5[12]	80%	Telus	2005 – Present
Management Resources & Compensation			4 of 4[10]	100%	Cognos Incorporated[13]	1986 – 2008
					Emergis Inc.	1998 – 2008
					eNGENUITY Technologies Inc.	2002 – 2005
					Nstein Technologies Inc.	2002 – 2006
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	55,600	31,920	87,520		$1,207,776	$300,000
2008	55,600	28,310	83,910		$2,998,104
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Scott M. Hand Age: 66 Toronto, ON Canada Director Since[1]: 2007 Independent[2]	Scott Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in
January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business
Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand serves on the boards of Juno Special Situations Corporation (mining resource investment) and Boyd Technologies LLC (paper non-woven materials). He is also a member of the board of directors of the World Wildlife Fund Canada. Mr. Hand received a BA from Hamilton College and a JD from Cornell
University.
Board/Committee Membership:			Overall Attendance[3]: 95%		Public Board Membership During Last Five Years:
Board of Directors			12 of 13	92%	Fronteer Development Group Inc.	2007 – Present
Audit & Risk Management			2 of 2[10]	100%	Inco Limited	1991 – 2007
Conduct Review & Ethics			1 of 1[10]	100%	Independence Community Bank Corp.	1987 – 2006
Management Resources & Compensation			4 of 4[10]	100%
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement by 2012[9]
2009	30,000	3,918	33,918		$468,068	$300,000
2008	20,000	1,242	21,242		$758,977
Options Held (Director option grants discontinued in 2004): Nil

13	Manulife Financial Corporation Proxy Circular

Robert J. Harding Age: 51 Toronto, ON Canada Director Since[1]: 2008 Independent[2]	Robert Harding is Chairman of Brookfield Asset Management Inc., a position he has held since 1997. He has held various executive positions with Brookfield (and its predecessor companies) since 1984, including Chief Financial Officer and President and Chief Executive Officer. In his role as Chairman, Mr. Harding represents Brookfield’s interests on the boards of its various affiliates as a director and Chairman of Norbord Inc. and as a director of Fraser Papers Inc. and
Western Forest Products Limited. Brookfield Asset Management is a specialist asset management company focused on property, power and other infrastructure assets. Mr. Harding holds a B. Mathematics and a Doctor of Laws honorary degree from the University of Waterloo and is a Fellow of the Institute of Chartered Accountants. He is Chair of the
Board of Governors of the University of Waterloo, Chair of the Board of Trustees for the United Way of Greater
Toronto, a member of the Board of Trustees for the Hospital for Sick Children and a trustee for the Art Gallery of
Ontario.
Board/Committee Membership:			Overall Attendance[3]: 86%			Public Board Membership During Last Five Years:
Board of Directors			2 of 3	[14]	67%	Brookfield Asset Management Inc.	1992 – Present
Audit & Risk Management			3 of 3	[14]	100%	Fraser Papers Inc.	2004 – Present
Conduct Review & Ethics			1 of 1	[14]	100%	Norbord Inc.	1998 – Present
						Western Forest Products Inc.	2006 – Present
						BPO Properties Inc.	1999 – 2004
						Burlington Resources Inc.	2002 – 2006
						Falconbridge Ltd.	2000 – 2005
						Noranda Inc.	1995 – 2005
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs			Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement by 2013[9]
2009	16,000	2,027	18,027			$248,773	$300,000
Options Held (Director option grants discontinued in 2004): Nil

Luther S. Helms Age: 65 Scottsdale, AZ U.S.A. Director Since[1]: 2007 Independent[2]	Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice
Chairman of KeyBank from 1998-2000. Mr. Helms was a director of Lifelock, an identity theft protection company.
Mr. Helms has an MBA from the University of Santa Clara and a BA in History and Economics from the University of
Arizona.
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	ABM Industries Incorporated	1995 – Present
Audit & Risk Management			6 of 6	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement by 2012[9]
2009	2,100	9,086	11,186		$154,367	$300,000
2008	2,100	2,610	4,710		$168,288
Options Held (Director option grants discontinued in 2004): Nil

Thomas E. Kierans[15] Age: 68 Toronto, ON Canada Director Since[1]: 1990 Independent[2]	Thomas Kierans is Chair of Council and Vice President of the Social Sciences and Humanities Research Council. Mr.
Kierans holds a BA (Honours) from McGill University and an MBA (Finance), Dean’s Honours List, from the University of
Chicago. Mr. Kierans has also been Chairman of The Canadian Journalism Foundation, Chairman of CSI-Global
Education Inc., Chairman of the Canadian Institute for Advanced Research, Chairman of the Board of the Toronto
International Leadership Centre for Financial Sector Supervisors, Chairman of Moore Corporation Limited, Chairman of
Petro-Canada, President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod Young Weir
Limited (later ScotiaMcLeod Inc.).
Board/Committee Membership:			Overall Attendance[3]: 96%		Public Board Membership During Last Five Years:
Board of Directors			12 of 13	92%	Petro-Canada[5]	1991 – Present
Audit & Risk Management			6 of 6	100%	BCE Inc.	1999 – 2004
Conduct Review & Ethics (Chair)			3 of 3	100%	Inmet Mining Corporation	1996 – 2004
Corporate Governance & Nominating			6 of 6	100%	Telesat Canada	1999 – 2004
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	61,376	0	61,376		$846,989	$300,000
2008	61,376	0	61,376		$2,192,964
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Manulife Financial Corporation Proxy Circular	14

Lorna R. Marsden Age: 67 Toronto, ON Canada Director Since[1]: 1995 Independent[2]	Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was
President and Vice-Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President
and Vice-Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a
BA from the University of Toronto and a PhD from Princeton University. She is a recipient of honorary Doctor of Laws degrees from the University of New Brunswick, the University of Winnipeg, Queen’s University and the University of
Toronto. Dr. Marsden serves as a director of several private and non-profit organizations. Dr. Marsden was appointed to the Order of Ontario in 2009.
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	SNC-Lavalin Group Inc.	2006 – Present
Management Resources & Compensation			6 of 6	100%
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	38,664	17,529	56,193		$775,463	$300,000
2008	38,664	14,455	53,119		$1,897,942
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Hugh W. Sloan, Jr. Age: 68 Bloomfield Village, MI U.S.A. Director Since[1]: 1985 Independent[2]	Hugh Sloan is Retired Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton
University. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.
Board/Committee Membership:			Overall Attendance[3]: 100%		Public Board Membership During Last Five Years:
Board of Directors			13 of 13	100%	Spartan Motors, Inc.	2007 – Present
Corporate Governance & Nominating			6 of 6	100%	Wescast Industries Inc.	1998 – Present
Management Resources & Compensation[10]			6 of 6	100%	Virtek Vision International, Inc.	2000 – 2005
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	14,420	26,047	40,467		$558,445	$300,000
2008	14,420	22,010	36,430		$1,301,644

Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Gordon G. Thiessen Age: 70 Ottawa, ON Canada Director Since[1]: 2002 Independent[2]	Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He was Chairman of the Canadian Public Accountability
Board, the oversight body for the auditing profession in Canada from 2002 to 2008. Mr. Thiessen holds a BA (Honours)
and an MA from the University of Saskatchewan and a PhD from the London School of Economics. Mr. Thiessen also serves as a director of the Institute for Research on Public Policy.
Board/Committee Membership:			Overall Attendance[3]: 90%		Public Board Membership During Last Five Years:
Board of Directors			11 of 13	85%	IPSCO Inc.	2001 – 2007
Corporate Governance & Nominating			1 of 1[12]	100%
Management Resources & Compensation (Chair)[10]			6 of 6	100%
Securities Held:
Year	Common Shares[6]	DSUs[7]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[8]	Minimum Ownership Requirement[9]
2009	1,000	26,804	27,804		$383,695	$300,000
2008	1,000	23,131	24,131		$862,201
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[1]

“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]

“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of SOX, Section 1.2 of Canadian Securities Administrators’ (“CSA”) National Instrument 58-101 – Disclosure of Corporate Governance Practices and Section 1.4 of the CSA National Instrument 52-110 – Audit Committees. The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, Company shareholdings and business relationships, to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

[3]	It is the policy of the Company that Directors attend the Annual Meeting and all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

15	Manulife Financial Corporation Proxy Circular

[4]

At the Board meeting on May 8, 2008, Gail Cook-Bennett resigned from the Management Resources and Compensation Committee. On October 2, 2008, Gail Cook-Bennett was appointed Chair of the Board. The Chair of the Board is also Chair of the Corporate Governance and Nominating Committee. As Vice-Chair and then as Chair of the Board, Gail Cook-Bennett was invited to attend all other Committee meetings at the invitation of the Chair of each committee.

[5]

Gail Cook-Bennett and Thomas Kierans also serve together on the board (but not on any of the same committees) of Petro-Canada. No other Directors serve on the same board of directors other than the Board of Directors of the Company and the Board of Directors of Manufacturers Life.

[6]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 17, 2009 and March 18, 2008, respectively.

[7]	“DSUs” refers to the number of deferred share units held by the Director as of March 17, 2009 and March 18, 2008, respectively.

[8]

The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 17, 2009 ($13.80) and March 18, 2008 ($35.73), respectively, times the number of Common Shares and DSUs outstanding as of March 17, 2009 and March 18, 2008.

[9]

All Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and preferred shares and DSUs are considered equity for this purpose, but stock options are not. Directors must take 50% of the Board Retainer in DSUs until the minimum threshold is met. Directors’ share ownership will be valued using the higher of grant price or current market price for the purposes of meeting the share ownership guidelines. This measure was introduced on an interim basis due to the extreme volatility of market conditions and the significant reduction in the Company’s Common Share price (see Schedule “A” Statement of Corporate Governance Practices – Director Share Ownership). The minimum required for Donald Guloien, as President and CEO, will be equal to seven times his base salary (see “Compensation Discussion and Analysis – Executive Share Ownership Guidelines”). Mr. Guloien currently meets this requirement.

[10]

At the Board meeting on May 8, 2008: John Cassaday, Pierre Ducros and Scott Hand were appointed to the Management Resources and Compensation Committee (Mr. Hand resigned from the Audit and Risk Management Committee and the Conduct Review and Ethics Committee); Gordon Thiessen was appointed Chair of the Management Resources and Compensation Committee (Hugh Sloan resigned as Chair of the Committee); and Thomas d’Aquino was appointed to the Audit and Risk Management Committee and the Conduct Review and Ethics Committee (Mr. d’Aquino resigned from the Management Resources and Compensation Committee).

[11]	Richard DeWolfe was a director of Response U.S.A., Inc. until October 2000. In May 2001, Response U.S.A., Inc. commenced proceedings under applicable bankruptcy statutes in the United States.

[12]

At the Board Meeting on November 6, 2008, Pierre Ducros resigned from the Corporate Governance and Nominating Committee. Richard DeWolfe and Gordon Thiessen were appointed to the Corporate Governance and Nominating Committee effective December 1, 2008.

[13]

Pierre Ducros was a director of Cognos Incorporated (“Cognos”) during the period from November 2005 to July 2006, during which time the United States Securities and Exchange Commission (“SEC”) conducted a review of the revenue recognition policy used by Cognos in its periodic reports. During the course of the SEC review, Cognos delayed filing its financial statements. As a result of this filing delay, the Ontario Securities Commission (“OSC”) imposed a management and insider cease trade order against Cognos on June 14, 2006. The SEC review was concluded in July 2006 without objection to Cognos’ revenue recognition policy. The management and cease trade order imposed by the OSC was lifted on August 4, 2006, two full business days after Cognos filed its delayed financial statements with the OSC.

[14]

Robert Harding was appointed to the Board of Directors at the Board Meeting on August 7, 2008 which appointment became effective October 2, 2008. While the Board requires 100% attendance except in unusual circumstances, it also recognizes that when a Director first joins a Board, there may be pre-existing commitments that cannot be re-arranged. The Board accepts these conditions, particularly in situations where a highly skilled candidate becomes available to join the Board as was the case with Mr. Harding. Mr. Harding advised the Board, prior to his appointment, of certain conflicts which would prevent him from attending certain Board and Committee meetings during his first two years as a Director.

[15]

Thomas Kierans was a director of Teleglobe Inc. during the period from December 2000 until April 23, 2002. On May 15, 2002, Teleglobe Inc. announced that it had obtained creditor protection under the Companies Creditors Arrangement Act (Canada) and that it had initiated ancillary filings in the United States and the United Kingdom.

Manulife Financial Corporation Proxy Circular	16

Board of Directors’ Compensation

The Board of Directors’ compensation is designed to attract and retain talented, committed and experienced Directors who will act in the long-term interests of the Company. Directors must be competitively compensated, consistent with the size and complexity of the Company and the expected contribution of the Directors. Compensation is paid to non-employee Directors only.

Amounts paid are in respect of a Director’s services to both the Company and Manufacturers Life, the cost of which is shared equally between the two companies. All meetings of the Boards of the Company and Manufacturers Life are held concurrently, as are the meetings of each of their committees. Directors are reimbursed for travel and other expenses incurred for attendance at Board and committee meetings.

Director compensation is reviewed every two years by the Board with the assistance of the Governance Committee and the advice of Hugessen Consulting Inc. (“Hugessen”) to ensure that it meets the objective of properly aligning the interests of the Directors with the long-term interests of the Company. Hugessen benchmarks the director compensation of peer companies in Canada and the United States.

The Directors’ compensation schedule was revised on October 2, 2008 to incorporate the remuneration for the newly appointed Chair of the Board.

Directors’ Compensation Schedule	Effective June 1, 2007	Effective October 2, 2008
Annual Retainer for Chair of the Board[1]	$375,000	$350,000
Annual Retainer for Vice Chair of the Board[2]	$50,000	Removed
Annual Board Retainer[3]	$110,000	$110,000
Per Board Meeting Fee	$2,000	$2,000
Per Committee Meeting Fee (all Committees)	$1,500	$1,500
Committee Chairperson Retainer for: (In addition to Committee Membership Retainer and Committee Meeting Fee)
■ Audit and Risk Management Committee	$40,000	$40,000
■ Conduct Review and Ethics Committee	$15,000	$15,000
■ Corporate Governance and Nominating Committee	$15,000	$15,000
■ Management Resources and Compensation Committee	$22,000	$22,000
Committee Membership Retainer for:
■ Audit and Risk Management Committee	$10,000	$10,000
■ Conduct Review and Ethics Committee	$5,000	$5,000
■ Corporate Governance and Nominating Committee	$5,000	$5,000
■ Management Resources and Compensation Committee	$8,000	$8,000
Travel Fees Per Trip (where applicable and dependent on distance traveled)	$500/$750/$1,250	$500/$750/$1,250

[1]	The Chair receives this Annual Retainer and no other fees for Board or committee meetings or for acting as Chair of any committee.

[2]

This Annual Retainer became effective December 6, 2007 with the appointment of the Vice Chair of the Board, a new and temporary position. The Vice Chair received this Annual Retainer and the other retainers and meeting fees payable as a member of the Board of Directors and Management Resources and Compensation Committee. No additional retainers or meeting fees were payable for being a member of any other committee. On October 2, 2008, upon the election of Gail Cook-Bennett as Chair of the Board, the Annual Retainer for Vice-Chair of the Board was removed.

[3]

The Annual Board Retainer includes compensation for time spent at orientation and education programs that assist Directors to better understand the Company, as well as their duties and responsibilities on the Board.

Stock Plan for Non-Employee Directors

Non-employee Directors may choose to receive either 50% or 100% of their compensation in Common Shares or deferred share units (“DSUs”) instead of cash under the Stock Plan for Non-Employee Directors (the “Stock Plan”). The Stock Plan may be amended provided prior regulatory and shareholder approval are received.

DSUs granted to Directors are fully vested on the date of grant. The number of DSUs granted is determined by dividing the dollar value to be received by the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant. Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. DSUs are only transferable upon death. The maximum number of Common Shares and DSUs that may be issued under the Stock Plan is 1,000,000 or less than 0.1% of the outstanding Common Shares as of March 17, 2009. As of March 17, 2009, 341,775 DSUs were outstanding under the Stock Plan, representing less than 0.1% of the outstanding Common Shares as of that date.

Director Equity Incentive Plan

The Director Equity Incentive Plan (the “Incentive Plan”) was intended to permit equity compensation to be granted to non-employee Directors in the form of stock options, share appreciation rights or DSUs (collectively, “Awards”).

In 2004 the Board of Directors resolved to permanently discontinue stock option grants under the Incentive Plan and in 2006 chose not to increase the number of Common Shares issuable under the Incentive Plan in connection with the stock dividend paid in May 2006. No Awards have been granted to non-employee Directors under the Incentive Plan other than the stock options granted in 2002, the terms of which are set out in the chart under “Outstanding Share-Based Awards”. The stock options granted in 2002 will continue in effect in accordance with their terms and the terms of the Incentive Plan.

The stock options have a maximum exercise period of 10 years and were fully vested on the date of the grant. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options are transferable upon death, at which time they may be passed on to a beneficiary or estate. The Incentive Plan may be amended provided prior regulatory and shareholder approval are received.

The maximum number of Common Shares that may be issued under the Incentive Plan is 500,000 or less than 0.1% of the outstanding Common Shares as of March 17, 2009. As of March 17, 2009, the total number of Common Shares that may be issued upon the exercise of the stock options outstanding under the Incentive Plan is 70,000, representing less than 0.1% of the outstanding Common Shares as of that date.

17	Manulife Financial Corporation Proxy Circular

2008 Directors’ Compensation

The total compensation paid to the Directors of the Company and Manufacturers Life for the year ended December 31, 2008 was $2,900,333, paid as follows:

Director	Annual Retainer ($)	Committee Chair Retainer ($)	Committee Membership Retainer ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Travel Fees ($)	Fees Earned ($)[7]	Share- Based Awards ($)[7]	All Other Compensation ($)[6]		Total ($)
John M. Cassaday	110,000	0	10,334	26,000	15,000	750	0	162,084	1,000	[6]	163,084
Lino J. Celeste	110,000	0	15,000	26,000	13,500	5,250	84,875	84,875	0		169,750
Gail C. A. Cook-Bennett[1]	207,500	0	3,334	20,000	3,000	0	233,834	0	0		233,834
Thomas P. d’Aquino	110,000	0	13,334	24,000	12,000	3,750	0	163,084	1,000	[6]	164,084
Richard B. DeWolfe[2]	110,000	40,000	15,417	26,000	15,000	5,250	0	228,014	95,500	[8]	344,686
Robert E. Dineen, Jr.[2]	110,000	0	15,000	26,000	13,500	5,000	182,347	0	1,000	[6]	183,569
Pierre Y. Ducros	110,000	0	9,918	22,000	12,000	3,750	78,834	78,834	0		157,668
Allister P. Graham[3]	45,834	0	6,250	8,000	4,500	750	0	65,334	5,450	[3]	70,784
Scott M. Hand	110,000	0	11,584	24,000	12,000	750	79,167	79,167	1,000	[6]	159,334
Robert J. Harding[4]	27,500	0	3,750	4,000	6,000	0	0	41,250	1,000	[6]	42,250
Luther S. Helms[2]	110,000	0	15,000	26,000	13,500	8,750	0	186,369	0		186,369
Thomas E. Kierans	110,000	15,000	20,000	24,000	22,500	750	192,250	0	1,000	[6]	193,250
Lorna R. Marsden	110,000	0	8,000	26,000	10,500	750	77,625	77,625	1,000	[6]	156,250
Arthur R. Sawchuk[5]	281,250	0	0	0	0	0	140,625	140,625	26,595	5,[6]	307,845
Hugh W. Sloan, Jr.[2]	110,000	9,166	13,000	26,000	19,500	3,750	97,261	97,261	1,000	[6]	195,743
Gordon G. Thiessen	110,000	14,666	8,417	22,000	12,000	3,750	85,417	85,417	1,000	[6]	171,833
									TOTAL:		2,900,333

[1]

Gail Cook-Bennett’s Annual Retainer included a prorated Annual Retainer for Vice Chair of the Board from January 1 to October 1, 2008. As of October 2, 2008, Gail Cook-Bennett’s Annual Retainer included a prorated Annual Retainer for Chair of the Board. The Chair receives an Annual Retainer and no other fees for Board or committee meetings or for acting as Chair of any committee.

[2]

Directors who are resident outside Canada receive their fees in U.S. dollars (shaded numbers indicate U.S. dollars). “Total ($)” for these Directors was converted to Canadian dollars using an exchange rate of Cdn$1.0181 in Q1, Cdn$1.0123 in Q2, Cdn$1.0394 in Q3 and Cdn$1.2217 in Q4 per US$1.00 for “Fees Earned” and “Share-Based Awards” and the Q4 exchange rate of Cdn$1.2217 per US$1.00 for “All Other Compensation”.

[3]	Allister Graham retired from the Board of Directors on May 8, 2008. On his retirement, Mr. Graham was presented with a retirement gift valued at $5,450.

[4]	Robert Harding was appointed to the Board of Directors effective October 2, 2008.

[5]	Arthur Sawchuk retired from the Board of Directors on October 1, 2008. On his retirement, Mr. Sawchuk was presented with a retirement gift valued at $25,595.

[6]	In 2008, the Company made a $1,000 donation in the name of each Director to a charity chosen by that Director.

[7]

Directors may choose to receive either 50% or 100% of their compensation in Common Shares or DSUs instead of cash under the Stock Plan. The amounts referenced in the “Fees Earned” column are the fees the Directors elected to receive in cash. The amounts referenced in the “Share-Based Awards” column are the fees the Directors elected to receive in DSUs.

[8]

Mr. DeWolfe travels to the Board and committee meetings by private transportation. The incremental cost to the Company was US$94,500. In 2009, a reimbursement limit was implemented which is expected to reduce the incremental cost by approximately fifty percent.

Outstanding Share-Based Awards

Directors	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)[1]	Option Expiration Date	Value of Unexercised In-the-Money Options ($)[2]
John M. Cassaday	6,000	21.825	July 2, 2012	0
Lino J. Celeste	6,000	21.825	July 2, 2012	0
Gail C. A. Cook-Bennett	6,000	21.825	July 2, 2012	0
Robert E. Dineen, Jr.	6,000	21.825	July 2, 2012	0
Pierre Y. Ducros	6,000	21.825	July 2, 2012	0
Allister P. Graham	6,000	21.825	July 2, 2012	0
Thomas E. Kierans	6,000	21.825	July 2, 2012	0
Lorna R. Marsden	6,000	21.825	July 2, 2012	0
Arthur R. Sawchuk	10,000	21.825	July 2, 2012	0
Hugh W. Sloan, Jr.	6,000	21.825	July 2, 2012	0
Gordon G. Thiessen	6,000	21.825	July 2, 2012	0

[1]	The “Exercise Price” is the closing price of the Common Shares on the TSX on the last trading day prior to the grant date.

[2]

The “Value of Unexercised In-the-Money Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2008 ($20.80) and the Exercise Price of the options ($21.825) multiplied by the number of unexercised options on December 31, 2008.

Manulife Financial Corporation Proxy Circular	18

Report of the Corporate Governance and Nominating Committee

The Governance Committee is responsible for recommending Director nominees, assessing the effectiveness of the Board, its committees, Chairs and individual Directors, making succession recommendations for the Chair of the Board and the President & CEO and the Company’s corporate governance. The Governance Committee seeks to achieve high standards of governance by the continual review and benchmarking of the Company’s governance practices against domestic and international standards. All the Governance Committee members are independent, thereby meeting the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.

Gail C.A. Cook-Bennett	John M. Cassaday	Richard B. DeWolfe	Thomas E. Kierans	Hugh W. Sloan, Jr.	Gordon G. Thiessen
(Chair)

The Governance Committee held six meetings in 2008. The President and CEO attended the meetings at the invitation of the Chair of the Governance Committee. The Governance Committee met in camera without management at the end of each meeting.

In 2008, the Governance Committee, in compliance with its charter, accomplished the following:

Board and Committee Evaluations & 2009 Objectives

The Governance Committee engages in an annual evaluation of the Board, the Board Committees and the contributions of individual Directors (see Schedule “B” – “Board Policies” for a description of the Board Evaluation process). The results of the evaluations were used to develop objectives for the Board for 2009. Included among these objectives are: the Board’s oversight of the transition to the next President and CEO; working with the President and CEO to review the strategic objectives of the Company; engaging the full Board in the oversight of key aspects of risk and capital management; and as part of the on-going Board renewal process, establishing the portfolio of expertise and experience required by a board of directors of a global financial services company, to provide the basis for identifying future directors.

Corporate Governance

In order to maintain the Company’s high standards of corporate governance, developments in this area were monitored and recommendations were made to the Board to improve the Company’s corporate governance program. The Governance Committee also assessed shareholder proposals and recommended appropriate responses to the Board to be included in the Proxy Circular for consideration at the Annual and Special Meeting of shareholders.

Board and Committee Composition

The Governance Committee:

■	Reviewed the Board committee structure and composition, resulting in a reconstitution of the committees.

■	Continued the Board renewal process to actively manage the Director retirements over the next four years. The Governance Committee worked on identifying the ideal

Director competencies for a major global financial services organization and what gaps, if any, existed. Additional competencies to be used in identifying future nominees included, among others, Risk Management, Investments and Pan-Asian Operations.

■	Appointed one new Director to the Audit Committee to comply with the Board’s policy of appointing all new independent Directors to the Audit Committee.

■	Confirmed the independence of all Directors, except Mr. D’Alessandro who is the President and CEO.

Appointment of New Chair of the Board

■

Engaged in a Chair succession process as Arthur Sawchuk, the Chair of the Board, retired on October 1, 2008. Gail Cook-Bennett was appointed the Chair of the Board on October 2, 2008. The Governance Committee recommended the waiver of the mandatory retirement age for Arthur Sawchuk to provide for a smooth transition to the new Chair.

■	Reviewed and made recommendations for the compensation of the Chair of the Board.

Annual Review of the President and CEO

Previously, the Governance Committee was responsible for the annual review of the President and CEO. While the Governance Committee continued to be involved in the succession process and the evaluation of the 2008 performance, the approval of the 2009 objectives and the determination of any incentive compensation was transferred to the Management Resources and Compensation Committee, as it was decided that compensation for all senior executives should be reviewed and assessed by the same committee. In 2008 the Governance Committee:

19	Manulife Financial Corporation Proxy Circular

■	Engaged in a succession process for the President and CEO.

■

Retained Hugessen Consulting Inc. as the Governance Committee’s compensation consultant to provide advice and guidance on the compensation of the current and future President and CEO as well as the newly appointed position of Chief Operating Officer.

■	Recommended the compensation for the President and CEO for approval by the Board. The details are included in the “President and CEO Compensation” section.

Charter Review

The Governance Committee reviewed its charter and made recommendations for its amendment. The Governance Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2008. A scorecard of the Governance Committee’s compliance with its charter and the charter can be found at www.manulife.com.

This report has been approved by the members of the Governance Committee.

Gail C.A. Cook-Bennett (Chair)

John M. Cassaday

Richard B. DeWolfe

Thomas E. Kierans

Hugh W. Sloan, Jr.

Gordon G. Thiessen

Manulife Financial Corporation Proxy Circular	20

Report of the Audit and Risk Management Committee

The Audit and Risk Management Committee (“Audit Committee”) assists the Board in its oversight role with respect to the quality and integrity of financial information, reporting disclosure, risk management, the performance, qualifications and independence of the independent auditor, the performance of the internal audit function, legal and regulatory compliance and executive compensation. The Audit Committee meets in camera with the independent auditor, internal auditor and Appointed Actuary to review management’s financial stewardship and with the General Counsel to review the management of legal and compliance risks. The Chair, on behalf of the Audit Committee, also meets with the Chief Risk Officer.

All the Audit Committee members are independent, thereby meeting the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed. The Audit Committee and the Board of Directors have reviewed the Audit Committee membership and determined that all members are financially literate as required by the Corporate Governance Rules of the New York Stock Exchange and the applicable instruments of the Canadian Securities Administrators. The Board has also determined that Messrs. DeWolfe, Celeste, Dineen, Harding, Helms and Kierans have the necessary qualifications to be designated as Audit Committee financial experts under SOX.

Richard B. DeWolfe	Lino J. Celeste	Thomas P. d’Aquino	Robert E. Dineen, Jr.	Robert J. Harding	Luther S. Helms	Thomas E. Kierans
(Chair)

In 2008, the Audit Committee held five regular meetings and one teleconference meeting, to which the full Board was invited. The President and CEO attended the meetings at the invitation of the Chair of the Audit Committee. The Audit Committee met in camera without management at the end of each meeting.

In 2008, the Audit Committee, in accordance with its charter, accomplished the following:

Annual Statement

■	Reviewed and discussed with management and the independent auditor the 2007 audited annual financial statements.

■

Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States, including confirmation of the independent auditor’s independence.

■	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

■	Recommended to the Board that the 2007 audited financial statements of the Company be approved.

Independent Auditor

■

Reviewed the qualifications, performance and independence of the independent auditor, recommended reappointment of the independent auditor for shareholders’ approval and recommended the compensation of the independent auditor to the Board.

■	Reviewed the independence and qualifications of the independent auditor, based on the independent auditor’s disclosure of its relationship with the Company.

■	Approved audit and permitted non-audit services to be performed by the independent auditor, including terms and fees.

■

Delegated authority to a member of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed the decisions of the delegate at the next meeting.

■	Reviewed the overall scope and plan of the annual audit with the independent auditor and management.

■	Met regularly in camera with the independent auditor.

Internal Auditor

■	Reviewed and approved the mandate of the internal audit department.

■	Reviewed the independence, qualifications, staffing, budget and annual work plan of the internal audit department.

■	Reviewed the periodic reports of the internal audit department on internal audit activities and the results of the audits.

■	Met regularly in camera with the Chief Internal Auditor.

21	Manulife Financial Corporation Proxy Circular

Appointed Actuary

■	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Act.

■	Met in camera with the Appointed Actuary.

Financial Reporting

■	Reviewed any significant changes to the accounting principles and practices.

■

Reviewed with management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements.

■	Reviewed significant financial reporting issues and judgments made in connection with the preparation of financial statements.

■	Reviewed the certification process for annual and interim filings with the Chief Executive Officer and the Chief Financial Officer.

■	Reviewed the implications of new major accounting standards of the Canadian Institute of Chartered Accountants.

■	Monitored the Company’s SOX certification requirements and SOX performance.

■	Began the process of monitoring the International Financial Reporting Standards.

Risk Management and Regulatory Compliance

■	Reviewed management’s reports on the status of the Company’s risk management activities and initiatives.

■	Determined that the enterprise-wide risk management process is appropriate and ensured that the Chief Risk Officer provided regular reports to the Audit Committee.

■	Reviewed regular reports from the Chief Risk Officer on economic capital and the progress in developing economic capital measures for the Company.

■	Reviewed and approved risk management policies recommended by management and reviewed management reports demonstrating compliance with risk management policies.

■	Reviewed reports from the independent auditor and the internal auditor relating to the adequacy of the Company’s risk management practices, as well as management’s responses.

■	Reviewed the General Counsel’s report on legal matters that may have a material impact on the Company.

■	Reviewed the Global Chief Compliance Officer’s report on the Company’s compliance with applicable laws and regulations.

■

Held its annual meeting with the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”) to discuss OSFI’s findings and recommendations arising from OSFI’s annual examination and management’s response.

■	Met in camera with the Chief Risk Officer.

Anti-Money Laundering and Anti-Terrorist Financing Program

■	Amended the Audit Committee Charter and the Anti-Money Laundering (“AML”) and Anti-Terrorist Financing (“ATF”) Policy to reflect new regulatory requirements.

■	Met with the Chief Anti-Money Laundering Officer (“CAMLO”) to receive and review the CAMLO report on the AML/ATF Program.

■	Met with the Chief Internal Auditor to receive and review the Chief Internal Auditor’s report on the results of the testing of the effectiveness of the AML/ATF Program.

Charter Review

The Audit Committee reviewed its charter and made recommendations for its amendment. The Audit Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2008. A scorecard of the Audit Committee’s compliance with its charter and the charter can be found at www.manulife.com.

This report has been approved by the members of the Audit Committee.

Richard B. DeWolfe (Chair)

Lino J. Celeste

Thomas P. d’Aquino

Robert E. Dineen, Jr.

Robert J. Harding

Luther S. Helms

Thomas E. Kierans

Manulife Financial Corporation Proxy Circular	22

Report of the Conduct Review and Ethics Committee

The Conduct Review and Ethics Committee (“Ethics Committee”) assists the Board in its oversight role with respect to ethics, conflicts of interest, use of confidential information, customer complaints, arrangements with individuals or entities who are related to the Company, and transactions that could have a material impact on the stability or solvency of the Company.

All the Ethics Committee members are independent, thereby meeting the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.

Thomas E. Kierans	Lino J. Celeste	Thomas P. d’Aquino	Richard B. DeWolfe	Robert E. Dineen, Jr.	Robert J. Harding	Luther S. Helms
(Chair)

In 2008, the Ethics Committee met three times. The President and CEO attended the meetings at the invitation of the Chair of the Ethics Committee. The Ethics Committee met in camera without management at the end of each meeting.

In 2008, the Ethics Committee, in accordance with its charter, accomplished the following:

Ethical Standards

■	Carried out its annual review of the Code of Business Conduct and Ethics (“Code”).

■

As part of the annual review of the Code, received management’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously through the internet or telephone), the Code training and certification process and the conflict of interest disclosure statements.

■	Confirmed that no executives or Directors requested a waiver of the Code and that no waivers were granted.

■	Reviewed, assessed and approved revised procedures relating to conflicts of interest and reviewed and assessed the procedures to restrict the use of confidential information.

Self-Dealing and Disclosure Requirements

■	Reviewed the effectiveness of the Procedures for Related Party Transactions and reviewed the Company’s practices to ensure the identification of any material related party transactions.

■	Received a report from management that there were no material related party transactions.

■	Reviewed practices for disclosure of information to customers and dealing with customer complaints.

Charter Review

The Ethics Committee reviewed its charter, assessed its performance against its charter and determined that it met the terms of its charter in 2008. A scorecard of the Ethics Committee’s compliance with its charter and the charter can be found at www.manulife.com.

This report has been approved by the members of the Ethics Committee.

Thomas E. Kierans (Chair)

Lino J. Celeste

Thomas P. d’Aquino

Richard B. DeWolfe

Robert E. Dineen, Jr.

Robert J. Harding

Luther S. Helms

23	Manulife Financial Corporation Proxy Circular

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee (“Compensation Committee”) assists the Board of Directors in its oversight of the Company’s global human resources strategy, policies and programs. The Compensation Committee’s primary focus is on the compensation, development and succession of executives. The Compensation Committee is also responsible for ensuring that relevant information on executive compensation is clearly disclosed to the Company’s shareholders and other stakeholders. All the Compensation Committee members are independent, thereby meeting the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.

Gordon G. Thiessen	John M. Cassaday	Pierre Y. Ducros	Scott M. Hand	Lorna R. Marsden	Hugh W. Sloan, Jr.
(Chair)

The Compensation Committee met six times during 2008. The President and CEO, Senior Executive Vice President and Chief Investment Officer, other members of management and the Compensation Committee’s independent advisor Hugessen Consulting Inc. (“Hugessen”) attended meetings at the invitation of the Chair of the Compensation Committee. Detailed materials were distributed in advance of each meeting, which allowed the Compensation Committee to make informed decisions. The Compensation Committee met in camera without management at the end of each meeting.

In 2008, the Compensation Committee, in accordance with its charter, accomplished the following:

Succession and Remuneration

■	Reviewed the Company’s compensation policies and programs.

■	Reviewed the annual objectives and performance assessments of senior executives with the President and CEO, including their contribution to a culture of integrity.

■	Reviewed executive compensation awarded to Senior Executive Vice Presidents and Executive Vice Presidents. All Compensation Committee recommendations were put forward to the full Board of Directors.

■	Recommended the appointment of Executive Vice Presidents for approval by the Board.

■	Assessed the Company’s officer talent pool and its succession plans.

■	Reviewed the results of the Company’s employee engagement survey.

■	Carried out its oversight accountability for pension and benefit plans.

■	Provided comment to the Canadian Securities Administrators on the new executive compensation disclosure rules.

■	Reviewed and approved the executive compensation disclosure in the proxy circular.

Beginning in 2009, the Compensation Committee assumed responsibility for reviewing the objectives, performance and compensation of the President and CEO. This was previously done by the Governance Committee.

During 2008, the Compensation Committee directly retained Hugessen to act as its independent advisor and to provide it with advice and guidance on compensation issues. All work undertaken by such advisor must be pre-approved by the Chair of the Compensation Committee.

Hugessen’s fees for executive compensation consultant services provided to the Compensation Committee and the Governance Committee in 2008 were $317,415, compared with $293,562 in 2007. Services included participation at committee meetings, a comprehensive review of senior executive compensation relative to market practice and advice on executive compensation plan design and senior executive contracts. Hugessen did not otherwise provide any services to the Company during 2008.

Charter Review

The Compensation Committee reviewed its charter and as a result of this review made amendments to its charter. The Compensation Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2008. A scorecard of the Compensation Committee’s compliance with its charter and the charter itself can be found at www.manulife.com.

This report has been approved by the members of the Compensation Committee.

Gordon G. Thiessen (Chair)

John M. Cassaday

Pierre Y. Ducros

Scott M. Hand

Lorna R. Marsden

Hugh W. Sloan, Jr.

Manulife Financial Corporation Proxy Circular	24

Compensation Discussion and Analysis

Executive Summary – Pay For Performance For 2008

2008 was a year of unprecedented volatility in capital markets worldwide and resulted in extraordinary challenges for the entire financial services industry. Manulife was not immune to these events and was negatively impacted in particular by the downturn in the global equity markets. The Company reacted quickly, shoring up capital and ensuring that product strategies were adapted to mitigate further exposure. The year ended with a healthy Minimum Continuing Capital and Surplus Requirements ratio of 233%. Despite the very disruptive conditions, the core businesses were able to maintain sales levels and market share. On the investment side, the Company’s asset portfolio performed comparatively well and managed to avoid many problematic asset classes. Nonetheless, the earnings for the full year were reduced to $517 million, following a substantial loss in the fourth quarter related to the strengthening of balance sheet reserves for segregated funds guarantees. This resulted in a return on common shareholders equity of 2%, and earnings per share of $0.32. During the year the Company’s Common Share price dropped by 49%.

Business conditions and the Company’s performance in 2008 had a significant impact on the Company’s compensation program:

■	The Company instituted a salary freeze in North America and controlled hiring was implemented around the world.

■

The President and CEO and the 6 Senior Executive Vice Presidents did not receive cash bonuses (“annual incentive”) for 2008 because the Company did not meet its minimum ROE and EPS performance thresholds under the 2008 Annual Incentive Plan.

■	Cash bonuses for 2008 for all executives were 40-45% lower on average than for 2007. Annual bonuses for staff were 40% lower on average than for 2007.

The decline in the Company’s financial results and Common Share price in 2008 also had the following impact:

■	Restricted Share Unit (“RSU”) grants for 2007 and 2008 are no longer on target to meet their performance conditions and are expected to vest without value.

■	The value of 2006 RSUs paid out in December 2008 was 51% lower than for the 2005 RSUs paid out in December 2007.

■	The value of Deferred Share Units (“DSUs”) held by executives was reduced by 49% during 2008.

■	Stock options granted in 2001, 2002, 2004, 2005, 2006, 2007 and 2008 were below the exercise price as of December 31, 2008.

■	The total aggregate value of Named Executive Officer (“NEO”) outstanding equity declined 76% from December 31, 2007 to December 31, 2008, as illustrated on page 37.

Poor Company performance has reduced compensation levels of management as well as the value of outstanding awards. It is the opinion of the Compensation Committee and the Board that senior management’s interests have been shown to be aligned with those of the Company’s shareholders and that the executive compensation programs in place have worked as designed, without intervention.

Details of the compensation awarded to the NEOs can be found in the Summary Compensation Table on page 35.

Compensation Program Overview

The Company’s global compensation program is designed to align executive rewards with Company performance, individual contribution and shareholders’ economic interests, and to do so over the short-term and long-term. In Manulife’s strong pay for performance culture, the compensation program facilitates significant differentiation in the total rewards paid to the Company’s most valuable officers. The compensation program is also designed to attract and retain capable executives. As such, the program’s design must remain competitive with that of its peers.

The Company’s compensation program applies to all executives globally, including the CEO and other NEOs, and includes the following elements:

Element	Description	Risk Profile
Base Salary	Annual salaries are provided to employees based on market competitiveness, individual performance and internal equity.	Low
Annual Incentive (Short-term incentive)	Annual bonuses pay out based on performance against Company, division and individual targets. Bonus targets are based on market competitiveness.	Moderate to High
Restricted Share Units (Mid-term incentive)	RSUs are typically granted annually based on individual performance, potential and market competitiveness. RSUs vest within 2-3 years and pay out is based on Common Share price, subject to any performance conditions.	High
Stock Options (Long-term incentive)	Stock options are granted annually based on individual performance, potential and market competitiveness. Stock options typically vest 25% a year over 4 years. Value on exercise is based on the difference between the Common Share price and the grant price.	High
Pension	Plans vary by country. Company contributions vary by country, plan type and employee compensation levels.	Low to Moderate
Benefits	Plans vary by country. Benefits reflect local market practice. Includes group life, health and dental insurance programs.	Low
Perquisites	Perquisites vary by country and reflect local market practice.	Low

The Company provides a significant proportion of total compensation in pay at risk through annual incentives, RSUs and stock options. The amount of risk increases by executive level, reflecting the impact senior executives have on the Company’s results. The mix also varies by country, reflecting a balance between local market conditions and the Company’s overall compensation philosophy. For the global executive population, the target mix in 2008 was:

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Executive Level	Base Salary	Annual Incentive	RSUs	Stock Options	Total Portion of Pay at Risk
President and CEO	10%	10%	40%	40%	90%
Senior Executive Vice President	20%	20%	30%	30%	80%
Executive Vice President	30%	20%	25%	25%	70%
Senior Vice President	40%	25%	25%	10%	60%
Vice President	50%	20%	20%	10%	50%

Pay at risk is embedded in the Company’s compensation program through:

■	The proportion of compensation elements that is variable in short-term, mid-term and long-term incentives.

■	The requirement for Company, division, business unit and individual targets to be met for incentives to be awarded.

■	The exposure of RSUs, stock options and DSUs to the Company’s share price over the mid-term and long-term.

The market competitiveness of the Company’s executive compensation program, and each of its components, is assessed annually relative to a group of peer companies with similar size, scope and geographic spread of operations. Total compensation levels are targeted at the median of the relevant peer group. Compensation for high performing executives is positioned competitively with executives in similar roles at other top performing peer companies. Executive peer groups are based primarily on local comparators. Companies included in the Canadian, U.S. and Asia Peer Groups were selected by the Compensation Committee based on input from each of management and Hugessen:

Canadian Peer Group	U.S. Peer Group	Asia Peer Group
■ Bank of Montreal ■ Bank of Nova Scotia ■ Canadian Imperial Bank of Commerce ■ Great-West Life ■ Royal Bank of Canada ■ Sun Life Financial ■ Toronto-Dominion Bank	■ Allstate Insurance ■ Hartford Financial ■ Metropolitan Life ■ Principal Financial ■ Prudential Financial	■ AXA Insurance ■ HSBC Bank and Insurance ■ ING Insurance ■ New York Life Insurance ■ Prudential Financial ■ Sun Life Assurance

Global Executive Peer Group

The President and CEO, Senior Executive Vice President and Chief Financial Officer, Senior Executive Vice President and Chief Investment Officer, Senior Executive Vice President, Business Development and General Counsel, and Chief Operating Officer are benchmarked against a group of U.S. and international companies of similar size and global operations, listed in the chart below. The annual review of these roles in 2008 was conducted by Hugessen. In recognition of the global nature of these roles, compensation for these positions is set in U.S. dollars. Pay among the Canadian Peer Group is also monitored as a secondary reference point for these executives.

Global Executive Peer Group
■ AFLAC	■ ING Insurance
■ Allstate Insurance	■ Metropolitan Life
■ AXA Insurance	■ Principal Financial
■ Hartford Financial	■ Prudential Financial
■ HSBC Bank and Insurance	■ US Bancorp

Base Salary

Base salary compensates employees for the roles they perform for the Company. Base salaries and salary ranges are benchmarked externally against comparable roles in peer companies and internally against the performance, qualifications and experience of other employees. Salaries are reviewed at least once a year, with annual salary adjustments effective March 1st in most locations. In light of business and economic conditions a salary freeze in North America was implemented for 2009.

Short-Term Incentive (Annual Incentive Plan or “AIP”)

Annual incentives are paid based on the achievement of annual Company, division and individual performance objectives. Incentive targets are reviewed each year to ensure market competitiveness with peer companies. The minimum incentive is zero for performance below thresholds. Maximum incentives vary by level for superior performance. A summary of the annual incentive calculation is provided as follows:

Base Salary	x	AIP Target Incentive	x	Business Performance Multiplier	x	Individual Performance Multiplier	=	Annual Incentive
Varies by individual qualifications, experience and performance		Varies by level		Weightings vary by level and business Company Performance = ROE (60%) & EPS (40%) Division Performance = measures and weightings vary by Division Adjustment Range = 0 - 200% of target		Varies by individual. Based on strategic, financial, operational and personal development goals Adjustment Range = 0 – 200% of target		Payout ranges from 0% to maximum

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The targets, maximums and business performance weightings for the 2008 AIP were as follows:

Executive Level		AIP Target	AIP Maximum	Business Performance Multiplier Weightings
		(as a % of base salary)		Company	Division/Business Unit
President and CEO		100%	300%	100%	0%
Senior Executive Vice President		70 – 100%	175 – 250%	100%	0%
Executive Vice President	Divisional	45 – 70%	113 – 175%	25%	75%
	Company			50%	50%
Senior Vice President	Divisional	35 – 55%	88 – 138%	25%	75%
	Company			50%	50%
Vice President	Divisional	25 – 45%	63 – 113%	25%	75%
	Company			50%	50%

Company metrics for the 2008 AIP included return on equity (“ROE”) with a weighting of 60%, and fully diluted basic earnings per share (“EPS”) with a 40% weighting. Details of the 2008 AIP targets and actual results are described on page 30. Divisional metrics vary by business unit and can include net income, asset performance, revenue and expense management. Company and divisional metrics are stress-tested to ensure potential payouts are aligned with short-term Company performance. Annual incentives are normally paid in February following the performance year. Business and economic conditions in 2008 resulted in significantly reduced bonuses for all employees. The President and CEO and the 6 Senior Executive Vice Presidents received no annual cash bonuses under the bonus formula for 2008.

Mid-Term and Long-Term Incentives (RSUs and Stock Options)

RSUs and stock options are granted annually to executives based on both past performance and potential to contribute to the future success of the Company. RSUs and stock options vest over several years with payout values tied to the Company’s Common Share price, further aligning executives’ interests with those of the Company’s shareholders. No consideration is given to the outstanding value of an individual’s stock options or RSUs in determining the number of RSUs and stock options to be granted.

The Company reviews the size and mix of mid-term and long-term incentives against market practice each year. The most senior executives who have the greatest impact on the Company’s long-term performance receive the largest portion of their compensation in stock options. The President and CEO, Senior Executive Vice Presidents and Executive Vice Presidents receive their mid-term and long-term incentives 50% in RSUs and 50% in stock options. Senior Vice Presidents and Vice Presidents receive their mid-term and long-term incentives 70% in RSUs and 30% in stock options.

As at December 31, 2008, the stock options granted to executives in 2001, 2002, 2004, 2005, 2006, 2007 and 2008 were below the exercise price. Similarly, as a result of disappointing performance in 2008, the 2007 and 2008 RSU awards, upon vesting, are expected to have no value.

Mid-Term Incentive (RSU Plan)

Restricted share units (“RSUs”) entitle participants to receive cash equal to the market value of the same number of Common Shares when RSUs vest and are paid. RSUs are credited with dividends declared on Common Shares. The Company does not issue any Common Shares in connection with RSUs. There were 1,735,060 RSUs with a grant value of $65.4 million granted in 2008. Subject to local tax rules and rulings, participants in Canada and the U.S. can defer the payout of RSUs by exchanging vesting RSUs for deferred share units (“DSUs”), as described on page 26.

RSUs were awarded in February 2008 and required specific business performance conditions to be met for the RSUs to be of value to participants.

2008 RSU Performance Condition	Threshold	Target	Maximum
Average ROE achieved by the Company over 3 years	Less than 12%	17%	19%
RSUs vesting as a % of original Award	0%	100%	150%

Note: Three year ROE performance between 12% and 17%, or 17% and 19% would result in a pro-rata payment of RSUs.

ROE presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. ROE is a key performance metric not only of profitability, but also of how effectively the Company manages shareholders’ capital. The target and range for the ROE performance condition is set based on an analysis of peer company performance, historical Company performance and the Company’s near and medium term plans and goals.

In February 2009, the Board of Directors approved a different approach to granting RSUs for 2009, to reflect a markedly different and uncertain business environment, competitor practices, and the nil payouts expected for the 2007 and 2008 RSUs, recognizing the impact this may have on the retention of executive talent. The structure of future RSU awards will be revisited in 2010.

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The CEO and Executive Committee received all of their RSUs with performance conditions attached. Below this level, a graded mix of time vested and performance conditioned RSUs was granted as follows:

Executive Level	RSUs with Performance Conditions	Time Vested RSUs
Executive Committee	100%	0%
Executive Vice President (not on Executive Committee)	50%	50%
Senior Vice President	25%	75%
Vice President	0%	100%

RSUs granted in February 2009 will vest over 3 years, with 25% vesting after one year, 25% vesting after the second year and 50% vesting at the end of the term of the award, subject to the performance conditions being met, where applicable.

The RSU performance conditions include ROE and a Minimum Continuing Capital and Surplus Requirement (“MCCSR”) ratio. ROE (60% weighting) will be based on ROE targets for 2009, 2010 and 2011. For 2009, the ROE target is 12% and the ROE threshold is 4%. MCCSR ratio (40% weighting) for 2009, 2010 and 2011 is based on a range of target minus 40% to target plus 40%, where target will be the higher of 200% or 150% plus the amount needed to withstand a 30% market correction, as determined at the end of each performance period. An MCCSR ratio threshold is set at the greater of (i) target minus 40%, and (ii) the regulatory minimum (currently at 150%). The threshold performance conditions must be met in order for the RSUs to pay out.

A special one-time RSU grant was also approved by the Compensation Committee and directed at a very select group of employees identified as key to the Company’s future success. These RSUs were also granted in February 2009 and will vest over 2 years without any performance conditions.

RSUs may also be granted to new executives at time of hire to offset equity forfeited from a previous employer. These RSUs are also not subject to any performance conditions.

Long-Term Incentive (Executive Stock Option Plan)

The Executive Stock Option Plan (“ESOP”) was approved by shareholders at the 2000 Annual and Special Meeting. Stock options, DSUs, share appreciation rights, restricted shares and performance awards can be granted under the ESOP. Employees can participate in the ESOP, as can other individuals identified by the Compensation Committee who are in a position to contribute to the future growth and success of the Company. No amendment may be made to the ESOP without the approval of the Company’s shareholders.

The maximum number of Common Shares issuable under the ESOP is 73,600,000, or 4.6% of Common Shares outstanding as at December 31, 2008. A total of 17,026,421 Common Shares have been issued in respect of stock options and DSUs under the ESOP, representing 1.1% of Common Shares outstanding as at December 31, 2008. The maximum number of Common Shares reserved for issuance under the ESOP to any one participant, or to insiders in aggregate, cannot exceed 5% and 10% respectively, of the outstanding Common Shares.

Stock Options

Stock options are awarded in February each year and allow participants to purchase Common Shares at a specified exercise price within a specified maximum exercise period. The exercise price is the closing price of Common Shares as reported on the Toronto Stock Exchange on the last trading day prior to the date of grant.

Stock options with an exercise price of $37.71 were granted on February 20, 2008. These options have a maximum exercise period of 10 years and vest at a rate of 25% per year, with the first 25% vesting one year after the grant date. There were 3,865,378 stock options with a grant value of $28.6 million granted to employees in 2008.

In addition to stock options issued and outstanding under the ESOP, the Company assumed responsibility for the stock options issued and outstanding under the John Hancock Long-Term Stock Incentive Plan (the “John Hancock Plan”). The John Hancock Plan was closed to new grants at the time of merger with Manulife Financial in 2004, but continued to operate until all outstanding awards exercised, cancelled or terminated. As at December 31, 2008, there were 1,044,409 stock options outstanding under the John Hancock Plan, representing 0.06% of Common Shares outstanding. These stock options vested over two years, and had a five year maximum term. As of February 10, 2009, all options under the John Hancock Plan had expired.

Stock Option Grant Timing

The Company does not grant options when the Company’s reporting insiders are prohibited from trading in the Company’s securities under the Company’s Insider Trading and Reporting Policy, which is commonly referred to as a “blackout period”. Annual stock option awards are normally granted following the end of the blackout period after the annual financial results are announced. The Company does not engage in stock option back-dating.

Stock options can also be granted to select new executives at time of hire. In these cases, stock options are normally granted on the executive’s date of hire. However, if the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

Deferred Share Units

Deferred Share Units (“DSUs”) entitle participants to receive cash equal to the market value of the same number of Common Shares when the DSUs are paid out. DSUs granted to executives in 2008 were made under the Company’s deferred compensation programs, in which executives in Canada and the U.S. have the opportunity to exchange all or a portion of their annual incentive payment and/or RSUs into DSUs, subject to local tax rules and rulings. These deferrals assist executives in meeting the Company’s executive share ownership guidelines. All DSUs are credited with dividends paid on Common Shares.

In addition, eligible U.S. executives are entitled to participate in a program that allows them to defer base salary, annual incentive or RSUs into a deferred compensation account, which can be held in a series of investment options.

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RSUs, Stock Options and DSUs Upon Change of Employment Status

The following chart summarizes the treatment of RSUs, stock options and DSUs upon normal retirement, death and resignation or termination without cause:

Award	Normal Retirement	Death	Resignation or Involuntary Termination
RSUs	RSUs vest and full payment is made on the scheduled payout date, subject to any performance conditions.	RSUs vest 100% and are payable as of the date of death. Performance conditions are waived.	RSUs are forfeited.
Stock Options	Unvested options continue to vest over the remaining vesting period.[1] Options can be exercised within three years.[2]	Options vest 100% and can be exercised within one year.	Unvested options are forfeited. Vested options may be exercised within 90 days.
DSUs	Can be redeemed by December 15th of the following year for executives in Canada, or the date designated on their deferral election form for executives in the U.S.

[1]	Stock options granted prior to 2008 vest immediately upon normal retirement.

[2]

For employees who retired from the Company prior to December 31, 2008. Due to the volatile economic conditions and decline in the Company’s Common Share price, employees who retired from the Company between January 1, 2006 and December 31, 2008 have been given up to one additional year to exercise their options, but in no event can they exercise after the expiration of the stock option term or December 31, 2011, whichever is earlier.

Notes:

■	Since 2005, stock options and RSUs are forfeited if an executive’s normal retirement occurs within one year of the grant date.
■	Stock option and RSUs have post-employment conditions which may cause executives to forfeit unvested awards in the event of a breach of these conditions.
■	Stock options and RSUs are forfeited following a termination for cause.
■	Stock options, RSUs and DSUs are transferable upon death to a beneficiary or an estate.

Total Stock Options and DSUs Outstanding

The total number of stock options and share-settled DSUs outstanding and securities available for future grant under the ESOP, the Directors Equity Incentive Plan and the Stock Plan for Non-Employee Directors as of December 31, 2008 was:

Plan	Stock Options/DSUs Outstanding		Securities Available for Future Issuance
	Number	As a % of Diluted Common Shares	Number	As a % of Diluted Common Shares
Stock Options	26,340,402	1.58%
DSUs	2,513,452	0.15%
Directors Equity Incentive Plan	76,000	0.005%	28,801,950	1.73%
Stock Plan for Non-Employee Directors	341,775	0.02%
Total	29,271,629	1.75%	28,801,950	1.73%

Overhang, Dilution and Burn Rates

Overhang, dilution and burn rates have remained favourable over the past three years:

	2008	2007	2006
Overhang	3.48%	3.85%	3.97%
Dilution	1.75%	1.76%	1.80%
Burn Rate	0.23%	0.17%	0.20%

Notes:

■

Overhang is defined as the total number of Common Shares reserved for issuance to employees and directors, less the number of stock options and share-settled DSUs redeemed, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

■	Dilution is defined as the total number of stock options and share-settled DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.
■	Burn rate is defined as the number of stock options and share-settled DSUs granted annually, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

Executive Share Ownership Guidelines

The Company requires its executives to have ownership in the Company proportionate to their compensation and position. These guidelines reflect the Company’s belief that share ownership further aligns the interests of shareholders and the management team. Executives have five years from their date of appointment or promotion to accumulate a multiple of their base salary in shares as indicated in the table. Under the guidelines, DSUs, RSUs, the Company’s Common Shares and preferred shares all count towards share ownership. Stock options do not.

Executive Level	Share Ownership as a Multiple of Base Salary
President and CEO	7.0
Senior Executive Vice Presidents	4.0
Executive Vice Presidents	2.5
Senior Vice Presidents	2.0
Vice Presidents	1.0

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All the NEOs comply with the share ownership guidelines. Their share ownership holdings as of March 2, 2009 were as follows:

Named Executive Officer	Level	Multiple	Common Shares ($)	RSUs ($)	DSUs ($)	Total Share Ownership ($)	Total Share Ownership as Multiple of Base Salary
Dominic D’Alessandro	CEO	7.0	6,627,375	8,431,656	54,846,625	69,905,656	42.3
Peter Rubenovitch	SEVP	4.0	470,024	1,880,665	10,346,747	12,697,437	15.4
Donald Guloien	SEVP	4.0	1,595,988	4,725,997	2,538,855	8,860,840	8.7
John DesPrez III	SEVP	4.0	557,925	4,576,004	0	5,133,929	5.1
James Boyle	EVP	2.5	77,400	2,254,213	0	2,841,594	4.1

In late 2008, the Board of Directors allowed executives to value their RSUs and DSUs at the higher of grant price or current market price for the purposes of meeting the share ownership guidelines. This measure was introduced on an interim basis due to the extreme volatility of market conditions and the significant reduction in the Company’s Common Share price.

The Board of Directors introduced a requirement in 2006 for the President and CEO to continue to meet his share ownership requirement for one year after leaving the Company.

In 2009, the Board formally approved a policy to prevent the monetization of unvested equity awards by executives. It should be noted that the monetization of unvested equity awards has never occurred at the Company in the past.

Pension

The Company offers pension plans to employees to assist them in providing for their retirement. The plans have been designed to reflect the practices in the countries in which the Company operates in a manner consistent with the Company’s overall compensation philosophy.

The Company has long recognized the financial exposure associated with traditional defined benefit pension plans. For this reason, over the past 10 years, the Company has been closing its defined benefit plans to new members and replacing them with capital accumulation-type retirement plans. These plans include cash balance, 401(k) and defined contribution plans. As a result of this early intervention, the Company’s exposure to the volatility of defined benefit plans has been and will continue to be reduced with the passage of time. Close to 90% of the Company’s employees are now covered by capital accumulation-type retirement plans.

To the extent that pension benefits delivered through registered (or tax qualified) arrangements limit the benefit that would otherwise be provided to executives, the Company may sponsor supplemental arrangements which are for the most part unfunded. Generally, executives entitled to supplemental arrangements must comply with non-solicit, and at senior levels non-compete, provisions to receive full payment of their supplemental retirement benefits.

At the time of the closure of the Company’s traditional defined benefit plans in Canada, some of the participants in these plans were grandfathered and remained as members of these plans. As at December 31, 2008, approximately 20 executives remain in the Canadian Staff Pension Plan with individual supplemental retirement agreements. These executives continue to be entitled to defined benefit pensions which are calculated based on their years of service and their base salary plus annual short-term incentive awards. For these executives, the annual defined benefit pension payable upon retirement is capped at a dollar amount that varies depending on the executive’s years of service and job grade at retirement.

In the U.S., when the traditional defined benefit plans were closed and replaced by cash balance plans, some of the participants in these plans were similarly grandfathered and continued to be eligible for benefits based on the participant’s years of service and base salary plus annual short-term incentive awards. In 2008 all the qualified cash balance plans were harmonized, the non-qualified cash balance plan was closed and replaced by a non-qualified defined contribution plan. The grandfathered participants were advised that their final average pay pension benefits would continue to accrue only through 2011, at which time these benefits will be frozen and all participants will then accrue pension benefits on the same basis. As at December 31, 2008, approximately 30 executives remain entitled to these grandfathered pension benefits.

Effective February 1, 2008, the pension plan for the Company’s Japan-based employees was converted from a traditional unfunded defined benefit plan to a tax qualified funded cash balance plan. The cash balance plan benefits are based on contribution credits and interest credits granted by the Company, reflecting the Company’s compensation philosophy. The current participants’ opening balance in the cash balance plan was determined as the value of their accrued benefit vested under the traditional defined benefit plan. Participants do not contribute. Previously, the benefits were based on a seniority system defined by years of service, age and title.

Following the closure of the Company’s traditional defined benefit plans globally, including the plan changes which became effective in 2008 in the U.S. and Japan, approximately 90% of employees are now covered by capital accumulation-type plans. The Company’s favoured approach is to allocate a fixed percentage, taking median market practice into account, of each employee’s pensionable earnings. Other remaining tenure-based pension arrangements are being reviewed with the intention of aligning them with this approach.

A description of the pension plans applicable to the NEOs can be found on pages 38 to 41 and includes individual information on the annual benefit payable upon retirement and the Company’s accrued benefit obligation for these executives.

Benefits and Perquisites

The Company offers group life, health and dental insurance, paid time off and other benefits to employees. The Company offers these benefits on a competitive level with peer companies, while ensuring that benefit costs are contained over the long-term.

Perquisites are generally provided to executives in the form of flexible spending accounts, or annual allowances to be used for a number of personal expenditures such as car leases and club memberships. These are offered as fixed allowances by grade, subject to maximum limits, as benchmarked against those at peer companies.

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President and CEO Compensation

As President and CEO, Mr. D’Alessandro is a member of the Board of Directors (the only non-independent Director), and is the Chairman of the Company’s Executive and Management Committees.

The last six months of 2008 witnessed an unprecedented upheaval in the world’s capital markets, with the banking and insurance sectors particularly negatively impacted. Manulife was not immune to this. The volatility in the world’s equity

Dominic D’Alessandro President and Chief Executive Officer	markets, the sharp decline in interest rates, rising credit related charges, and

Manulife’s equity exposure embedded in its segregated fund guarantees, combined with current valuation, accounting and solvency conventions to create a perfect storm. This resulted in the first quarterly loss as a public company ever posted by Manulife and disappointing annual earnings of

$517 million, an ROE of 2% and EPS of $0.32. These results did not meet the Company’s performance targets for 2008.

Reductions to Company income were primarily non-cash. Over the long term, portions of these reserves may reverse into net income should markets recover. Capital levels were quickly shored up through both debt and equity offerings, and Manulife ended its year well capitalized with a Minimum Continuing Capital and Surplus Requirement (“MCCSR”) ratio of 233%. The poor financial results tend to overshadow the Company’s very positive operating achievements during the year. These include record insurance sales levels in the U.S., Canada, Asia and Japan; stable wealth management sales and risk mitigating changes to these product lines; significant expansion in China, adding 7 more licenses bringing the operation to a total of 35, distribution growth through Edward Jones in the U.S. and the addition of Berkshire Securities in Canada, controlled expenses, and importantly the very high quality of our asset portfolio.

	Results for 2008	Target for 2008	Variance from Internal Target	Results for 2007	Results for 2006
Shareholders’ Net Income	$517 million	$4.6 billion	Below	$4.302 billion	$3.985 billion
Return on Equity	2.0%	19.4%	Below	18.4%	16.8%
Basic EPS	$0.32	$3.09	Below	$2.81	$2.53
Fully Diluted EPS	$0.32	$3.06	Below	$2.78	$2.51
Insurance Sales	$2.4 billion	$2.2 billion	Exceeds	$2.3 billion	$2.0 billion
Wealth Sales	$43.5 billion	$54.6 billion	Below	$44.2 billion	$39.0 billion
Funds Under Management (Dec. 31)	$404.5 billion	$473.4 billion	Below	$396.3 billion	$414.4 billion
New Business Embedded Value	$2.3 billion	$2.6 billion	Below	$2.1 billion	$1.7 billion
Net Wealth Flows (Premium & Deposits less withdrawals)	$13.8 billion	$21.1 billion	Below	$13.1 billion	$12.2 billion
Total Premiums	$23.3 billion	$20.4 billion	Exceeds	$19.7 billion	$19.1 billion

2008 Annual Incentive Plan

As a result of the Company’s 2008 ROE and EPS being below the required thresholds for payment under the 2008 AIP, no bonus was awarded to the President and CEO in February 2009.

2009 Compensation

Dominic D’Alessandro has been Manulife’s President and CEO since 1994. Under his leadership, Manulife has been transformed from a small, Canadian-based, mutual life insurance company with niche foreign operations, to the largest life insurer in North America, and amongst the top 5 globally. Manulife is now a company with a market capitalization of $32 billion as at December 31 2008, with three-quarters of its business generated outside of Canada in the U.S. (through John Hancock) and in 10 countries in Asia (with very large commitments in Hong Kong, Japan and China). The Company’s Funds Under Management now exceed $400 billion.

During Mr. D’Alessandro’s tenure, the Company delivered 14 consecutive years of record financial performance, enjoying the respect of its peers and the admiration of the community in general. Mr. D’Alessandro personally has received many national and international honours and awards including Officer of the Order of Canada, CEO of the Year, the Horatio Alger Award, several honorary doctorates, the International Insurance Society Hall of Fame and the Woodrow Wilson Award.

Early last year Mr. D’Alessandro advised the Board of his plans to retire at the end of 2008, when his contract was to expire. The Board requested that Mr. D’Alessandro continue as President and CEO until the Company’s 2009 Annual Meeting to provide an orderly transition. In August 2008, the Board, in recognition of his extraordinary performance and in consideration of this agreement, decided that Mr. D’Alessandro’s 2009 compensation would be US$12.5 million. This amount, equal to his total direct compensation for 2007, was to compensate Mr. D’Alessandro for normal base salary and short and long term incentive awards for 2009, and was also meant to convey the Board’s appreciation for the strong leadership Mr. D’Alessandro provided over the many years that he has been CEO of the Company. Mr. D’Alessandro’s compensation for 2009 will be an aggregate amount payable in cash of US$2.5 million, which includes base salary payable from January to May, 2009, and an award of RSUs of US$10.0 million. The RSUs will be awarded on May 29, 2009 and will vest and pay out in December 2011. The RSUs will be subject to non-solicitation and non-competition conditions.

The Board will be adopting a clawback and recoupment policy for the incoming CEO and COO (see page 30). The terms of such policy will be extended to the RSUs that are to be awarded to Mr. D’Alessandro.

31	Manulife Financial Corporation Proxy Circular

Other Named Executive Officer Compensation

This section provides shareholders with additional information on the performance and compensation provided to the Named Executive Officers (each an “NEO”), excluding the President and CEO which is described in the previous section. The NEOs other than Dominic D’Alessandro, President and CEO are Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer, Donald Guloien, Senior Executive Vice President and Chief Investment Officer, John DesPrez, Senior Executive Vice President, North American Operations and James Boyle, Executive Vice President, U.S. Insurance. Further details on compensation provided to all the NEOs can be found in the sections “Summary Compensation Table” and “Pension Plans” on pages 35 and 38 respectively.

2009 Succession

In 2008, Manulife announced that Mr. Guloien would succeed Mr. D’Alessandro as President and CEO, subject to his election as a Director at the May 2009 Annual Meeting. The Company also announced the creation of a new role, Chief Operating Officer (“COO”). Mr. DesPrez has been appointed COO effective May 2009. The new role will also include oversight of Asia and Japan.

The terms of Mr. Guloien’s and Mr. DesPrez’s appointments have been approved by the Board and will be as follows:

■

Mr. Guloien will receive a salary of US$1 million, an annual incentive target of 200% of salary and an RSU and stock option opportunity of 550-650% of salary. His pension cap as CEO will be increased from Cdn$1,039,200 to Cdn$1.2 million, to be phased in uniformly over three years. Perquisites will be US$100,000 per annum. The CEO will be subject to a share ownership requirement of seven times his annual base salary.

On February 18, 2009, Mr. Guloien was awarded Cdn$1.75 million (US$1.39 million) in performance conditioned RSUs and Cdn$1.75 million (US$1.39 million) in stock options to recognize his contributions in 2008 and the important role he will assume going forward.

■

Mr. DesPrez will receive a salary of US$850,000, an annual incentive target of 200% of salary and an RSU and stock option opportunity of 400-500% of salary. Employer contributions to his qualified and non-qualified pension arrangements combined will increase to US$400,000 per annum with two year cliff vesting on each incremental annual contribution. Perquisites will be set at US$75,000 a year. The COO will be subject to a share ownership requirement of five times his annual base salary.

On February 18, 2009, Mr. DesPrez was awarded Cdn$1.6 million (US$1.27 million) in performance conditioned RSUs and Cdn$1.6 million (US$1.27 million) in stock options also to recognize his contributions in 2008 and the important role he will assume going forward.

These arrangements include clawback provisions and post-departure share retention requirements.

2008 Annual Incentives For Named Executive Officers

Under the Annual Incentive Plan (“AIP”), business performance for the President and CEO and Senior Executive Vice Presidents is based entirely on Company results.

2008 Business Performance Multiplier	ROE	EPS
Target	19.4%	$3.09
2008 Actual	2.01%	$0.32
Score	0	0
Weighting	60%	40%
Weighted Score	0	0
Business Performance Multiplier	0%

Annual incentives are calculated as follows:

Annual Incentive = Base Salary x AIP Target x Business Performance Multiplier x Individual Performance Multiplier

As a result of the Company not meeting its minimum Return on Equity (“ROE”) and Earnings per Share (“EPS”) performance thresholds in 2008, the Business Performance Multiplier for Mr. Rubenovitch, Mr. Guloien and Mr. DesPrez was zero, resulting in no cash bonuses for these NEOs in 2008.

Mr. Boyle’s Business Performance Multiplier took into account U.S. Division and U.S. Protection business unit results in addition to Company results. Similar to the other NEOs, poor ROE and EPS results in 2008 resulted in a zero score for the Company portion (weighted at 25%) of Mr. Boyle’s annual incentive calculation. U.S. Division earnings of $180 million fell short of the $1.9 billion target and also resulted in a zero score (weighted at 25%). U.S. Protection business unit results were 131.4% of target, and with a 50% weighting, resulted in an overall Business Performance Multiplier of 65.7%. Using a base salary of US$550,000, an AIP target of 70% of salary and an individual performance multiplier of 160%, the following shows the calculation of Mr. Boyle’s 2008 annual incentive:

AIP  =  Base Salary x AIP Target x Business Performance

            Multiplier x Individual Performance Multiplier

AIP  =  US$550,000 x 70% x 65.7% x 160%

       =  US$404,712

Mr. Boyle, along with five other Executive Vice Presidents sitting on the Executive Committee, agreed not to receive cash bonuses for 2008. These executive officers, including Mr. Boyle, received a grant of RSUs in 2009 which will vest and pay out at the end of two years.

Manulife Financial Corporation Proxy Circular	32

Peter H. Rubenovitch Senior Executive Vice President and Chief Financial Officer Age: 57 Length of Service: 13 years Location: Toronto, Canada	Role:	Mr. Rubenovitch is accountable for managing the financial affairs of the Company. He is responsible for Enterprise Risk Management, Actuarial, Controllers, Taxation, Treasury, Investor Relations, the Reinsurance Division and other financial functions company-wide. As the Company’s Chief Credit Officer he is the Chairman of the Company’s Credit Committee and is also a member of the Company’s Executive and Management Committees.
Performance During 2008:

The unprecedented volatility in worldwide-equity markets in 2008 presented significant challenges to the Company’s earnings and capital position. During 2008 Corporate Finance was instrumental in mitigating much of this through the resilience of the credit quality of Manulife’s asset portfolio and relatively modest exposure to problematic asset classes. In addition, Corporate Finance engaged regulators in constructive dialogue to moderate capital rules on segregated fund guarantees given the extreme environment. They also undertook a sizeable equity transaction in a very difficult market, and a timely redesign and repricing of variable annuities to mitigate exposure. Manulife ended the year extremely well capitalized with an MCCSR ratio of 233% and financial credit ratings amongst the highest in the sector.

The Reinsurance Division has three active lines of business, which delivered an impressive 20% after tax return on equity during 2008. The Property and Casualty line escaped claims in 2008, despite having one of the most active storm seasons on record, which can be attributed to our continued underwriting discipline.

Donald A. Guloien Senior Executive Vice President and Chief Investment Officer Age: 51 Length of Service: 28 years Location: Toronto, Canada	Role:

Mr. Guloien is responsible for the Investment and Asia and Japan Divisions.

The Investment Division manages the $188 billion general fund assets and $96 billion of diverse assets for external clients, generated $8.1 billion of investment income and employs approximately 2,400 people, with offices in Canada, the United States, the United Kingdom, Japan, Hong Kong, and Southeast Asia.

The Asia and Japan Division employs over 5,900 people and has more than 33,600 agents across ten countries and territories. Providing diverse geographic and product coverage, Manulife offers a range of life insurance, group life and health, hospital coverage, mutual funds, pensions, variable annuities and segregated funds.

Upon his election, Mr. Guloien will succeed Mr. D’Alessandro as President and CEO upon his retirement in May 2009.

Performance During 2008:

The general fund invested assets performed admirably during a tumultuous year and continue to be a major strength of the Company. Most of the problematic asset classes were avoided altogether or underweighted. 2008 saw the enhancement of investment control systems and accounting processes, particularly critical in such challenging market conditions. Mandates in the third party asset management business grew substantially, offset to some degree by declining equity markets and related fees.

Shareholders’ net income in the Asia and Japan Division was negatively impacted by the downturn in global equity markets, experiencing a 69% decline from 2007 to 2008. Insurance sales for 2008 were strong with year over year growth of 40%, driven primarily by the newly launched corporate owned life and medical product in Japan. Wealth sales were down 17% year on year due to reduced consumer demand resulting from the decline in equity markets. The Asia and Japan Division contributed US$9.2 billion or 14% of the Company’s total premiums and deposits and ended the year with funds under management of US$40.9 billion representing 12% of the Company’s total. A number of new initiatives were undertaken throughout the region, including: the introduction of several new products; expanded wealth management footprint across Asia with the acquisition of an asset management company in Taiwan, the establishment of an asset management company in Malaysia, and the launch of a mutual fund business in Japan; expanded operations in China where we ended 2008 bringing the operations to a total of 35 licensed offices, the most of any foreign insurance joint venture; and strategic additions to the leadership team.

During the latter part of the year, Mr. Guloien assumed additional corporate roles as part of his transition to President and CEO in May 2009. He leaves the Investment Division with an extremely strong team and bench strength.

33	Manulife Financial Corporation Proxy Circular

John D. DesPrez III Senior Executive Vice President, North American Operations Age: 52 Length of Service: 18 years Location: Boston, U.S.A.	Role:	Mr. DesPrez is responsible for Manulife’s North American operations which include John Hancock, the U.S. Division of the Company, and the Company’s Canadian Division. Core businesses include Life and Long Term Care Insurance, Annuities and Segregated Funds, Group Pensions, Manulife Bank of Canada, Group Benefits, Fixed Products, Mutual Funds and Affinity Markets. In September 2008, the Board of Directors approved Mr. DesPrez’s appointment as Chief Operating Officer to be effective in May 2009.
Performance During 2008:

Shareholders’ net income in North America was negatively impacted by the downturn in global equity markets, experiencing an 83% decline from 2007 to 2008. Increases in business growth and the positive impact of lower expenses did not offset segregated fund guarantee charges and unfavorable investment results.

2008 sales results in North America were mixed. Canadian Division saw record annual sales in both Individual Insurance (up 12% from 2007) and Individual Wealth Management (up 18% from 2007). Manulife Bank saw record lending with new loan volumes of $4.8 billion largely due to the continued success of Manulife One. Canadian Group Benefits sales were up 4% excluding an unusually large case in 2007. John Hancock Life ranked #1 in U.S. individual insurance sales for the fifth consecutive quarter and ended 2008 with record sales volume. John Hancock Long Term Care reported a 48% increase in Group sales. John Hancock Mutual Funds sales for 2008 were 12% higher than in 2007. Fixed Products sales were up over 30%. Other businesses experienced decreased or flat sales volumes largely driven by volatile equity markets and economic uncertainty.

In 2008, Mr. DesPrez oversaw the implementation of an expense reduction program across North America, and the consolidation of the Company’s Investment Management Services function across the Company, resulting in significant cost savings for the Company.

During the latter part of the year, Mr. DesPrez assumed additional corporate roles as part of his transition to COO in May 2009. He will be leaving the U.S. Division with extremely strong leadership and bench strength.

James R. Boyle Executive Vice President, U.S. Insurance Age: 49 Length of Service: 16 years Location: Boston, U.S.A.	Role:	Mr. Boyle is responsible for John Hancock’s Life Insurance, Long-Term Care and Financial Network business units. Mr. Boyle directs the business strategy, sales, marketing, product development and service operations of each of these businesses which are all part of John Hancock Financial Services, the U.S. division of Manulife Financial. He is also a member of Manulife’s Management and Executive Committees and serves on the Board of Directors of John Hancock Trust and John Hancock Funds.
Performance During 2008:

In 2008, Mr. Boyle oversaw the positioning of John Hancock Life as ranked #1 in U.S. individual insurance sales for the last two years. Year end sales were up over the prior year, with significant increases in Universal Life and Term products. The business continued to refresh its product portfolio, adding new protection products with innovative features.

John Hancock Long Term Care reported a record year for Group sales resulting from additions of new groups as well as higher penetration in existing groups through plan upgrades, inflation coverage increases and favorable re-enrollments. Retail sales continued to be impacted by the declining economy, financial market volatility, and soft industry environment contributing to a 17% decline in retail sales for 2008. Despite these challenges, John Hancock maintained its #2 position in the industry for retail sales and expects to retain its #1 position in Group LTC sales.

John Hancock Financial Networks overall weighted sales for 2008 declined 6% largely due to the impact of the turbulent economic environment and the poor equity markets. Agent numbers remained flat for the year. The business continues to pursue its strategy to attract and retain growth-focused producers by hiring agents with sales experience and improving agent retention.

Manulife Financial Corporation Proxy Circular	34

Alignment of Named Executive Officer Compensation with Business Performance

To demonstrate the link between NEO compensation and business performance, the following graph shows aggregate annual NEO compensation from 2003 to 2008. The graph follows the same trend as the Performance Graph below.

Note: Named Executive Officer Compensation includes salary, annual incentive, RSUs and stock options as reported in the Summary Compensation Table on page 35. The Named Executive Officers for each year are the current NEOs. The Aggregate Named Executive Officer Compensation excludes the RSU Special Merger Award in 2004.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company from December 31, 2003 to December 31, 2008 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.

Manulife’s total cumulative shareholder return from 2003 to 2008 is strongly aligned to NEO compensation. From 2004 to 2007 when Company performance and total shareholder return was strong, NEOs received more incentive awards and increasing total compensation. In 2008, when Company performance fell short of expectations and there was a significant decline in Manulife’s Common Share price, accumulated equity values and NEO total compensation also declined sharply as disclosed in the Summary Compensation Table on page 35.

35	Manulife Financial Corporation Proxy Circular

Supplemental Shareholder Return

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company from December 31, 1999 (the year in which the Company’s initial public offering occurred) to December 31, 2008 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.

Manulife Financial Corporation Proxy Circular	36

Summary Compensation Table

The following table summarizes compensation paid to the Named Executive Officers for their services as executive officers of the Company.

Name and Principal Position	Year	Salary[1]	Share-Based Awards		Option-Based Awards[3]	Non-Equity Incentive Plan Compensation			Pension Value[5]		All Other Compensation[6]	Total Compensation
						Annual Incentive Plans[2]		Long-Term Incentive Plans[12]
		($)	($)		($)	($)		($)	($)		($)	($)
Dominic D’Alessandro	2008	1,361,540	3,906,240	[8]	3,906,240	0		n/a	2,115,000	[9]	1,962,254	13,251,274
President and Chief Executive Officer	2007	1,276,004	4,160,942		4,160,942	4,158,643		n/a	1,817,000		1,417,379	16,990,910
	2006	1,228,610	3,900,000	[13]	3,900,000	4,539,210		n/a	2,079,000		1,047,792	16,694,612
Peter Rubenovitch	2008	689,122	900,000	[8]	900,000	0		n/a	0	[9,10]	411,423	2,900,545
Senior Executive Vice President	2007	695,878	900,000		900,000	1,011,911		n/a	0		378,664	3,886,453
and Chief Financial Officer	2006	699,497	750,000		750,000	1,298,912		n/a	24,000		316,451	3,838,860
Donald Guloien	2008	839,798	1,500,000	[8]	1,500,000	0		n/a	0	[9,10]	275,287	4,115,085
Senior Executive Vice President	2007	799,938	1,350,000		1,350,000	1,878,000		n/a	0		272,101	5,650,039
and Chief Investment Officer	2006	774,835	1,150,000		1,150,000	1,466,514		n/a	(36,000)		314,136	4,819,485
John DesPrez III[7]	2008	840,005	1,500,000	[8]	1,500,000	0		n/a	239,900	[11]	64,545	4,144,450
Senior Executive Vice President,	2007	801,791	1,350,000		1,350,000	1,878,000		n/a	(213,700)		85,953	5,252,044
North American Operations	2006	777,937	1,150,000		1,150,000	1,466,514		n/a	83,900		151,817	4,780,168
James Boyle[7]	2008	578,217	692,265	[8]	692,265	0	[4]	n/a	121,000	[11]	30,134	2,113,881
Executive Vice President,	2007	549,766	621,500		621,500	755,189		n/a	(105,200)		38,471	2,481,226
U.S. Insurance	2006	514,758	425,400		425,400	989,315		n/a	88,500		51,471	2,494,844

[1]

Salary paid to Messrs. D’Alessandro, Rubenovitch and Guloien is denominated in U.S. dollars. Base salary has been converted to Canadian dollars on a semi-monthly basis using the Bank of Canada daily noon rate of exchange on the previous pay date.

[2]	Annual incentive amounts are paid in cash in the year following the fiscal year in which they were earned.

[3]

Stock option grant values have been calculated using the following grant prices and Black-Scholes factors: 2008: $37.71 and 19.6%, 2007: $40.38 and 23.9%, 2006: $36.98 and 23.0%, respectively. These Black-Scholes factors were calculated using the following variables: (a) expected life of the options, (b) expected volatility of the Company’s Common Share price, (c) risk-free interest rate, and (d) expected dividend yield of the Company’s Common Shares.

[4]

Mr. Boyle agreed not to receive a cash bonus for 2008. Instead Mr. Boyle was awarded 32,545 RSUs on February 18, 2009 at $15.67, which was the closing price of Common Shares on the TSX on that date. They will vest and pay out at the end of two years.

[5]

Includes the service cost and any other compensatory values related to the pension plans in which each of the NEOs participate. The details of these pension plans, and the Company’s obligations thereunder, can be found on pages 38 to 41. 2008 US$ pension values have been converted using an exchange rate of Cdn$1.06682 per US$1, which is the average income statement exchange rate used in the Company’s 2008 consolidated financial statements.

[6]

The new form requires that amounts that were previously disclosed in two separate columns in the table be combined into the All Other Compensation column. The most significant item in this column is the value of dividend equivalents accrued during the year and credited in the form of additional units under the RSU and DSU plans, as applicable. This is a new reporting requirement and dividend equivalents were not previously disclosed in the table. Included in the “All Other Compensation” column for 2008 are dividend equivalents in the amounts as follows: Mr. D’Alessandro, $1,688,537; Mr. Rubenovitch, $363,912; Mr. Guloien, $189,809; Mr. DesPrez, $32,739; and Mr. Boyle, $12,111. Dividends accrued for RSUs granted in 2007 and 2008 are excluded as they will likely not pay out anything when they vest in 2009 and 2010.

The All Other Compensation column also includes amounts spent under the Executive Flexible Spending Account (“EFSA”) in Canada. All NEOs resident in Canada are entitled to an annual allowance of between 10% and 12% of the executive’s base salary, subject to certain maximum restrictions, to be used for a number of personal expenditures, including car payments and club memberships. If at the end of the year, NEOs have unused amounts, they may carry over a maximum of 25% to March 31 of the following year. EFSA amounts for 2008 are as follows: Mr. D’Alessandro, $269,532; Mr. Rubenovitch, $44,325; and Mr. Guloien, $82,443. As executive officers not resident in Canada, Messrs. DesPrez and Boyle do not participate in the EFSA. 2008 annual car and club membership allowances are as follows: Mr. DesPrez, $30,132, and Mr. Boyle, $18,023.

In addition, the value of paid parking and a paid annual physical is included in this column. Additional for Mr. D’Alessandro, in 2008 the Company made a $1,000 donation in the name of each Director to a charity chosen by that Director.

[7]

All compensation for Messrs. DesPrez and Boyle is set and paid in U.S. dollars. 2008 compensation, with the exception of annual incentives (see Note 4) and pension value (see Note 5), has been converted using an exchange rate of Cdn$1.0602 per US$1.

[8]

Amounts shown represent RSUs awarded on February 20, 2008, at a share price of $37.71, which was the closing price of Common Shares on the TSX on February 19, 2008. The vesting of these RSUs is dependent upon the achievement of an established performance condition.

[9]	Messrs. D’Alessandro, Rubenovitch and Guloien participate in the Canadian defined benefit pension arrangements.

[10]	Messrs. Rubenovitch and Guloien did not accrue additional pension credits in 2007 and 2008 since their pensions earned to the end of 2006 are greater than the cap implemented as of January 1, 2007.

[11]	As residents of the United States, Messrs. DesPrez and Boyle participate in the Company’s U.S.-based pension plans which consist of both defined benefit and defined contribution arrangements.

[12]	Manulife does not provide this type of compensation program.

[13]	The 2006 RSUs vested in December 2008. Mr. D’Alessandro elected to defer 100% of his 2006 RSUs (136,300) into DSUs with a value of $2,770,434.

37	Manulife Financial Corporation Proxy Circular

Outstanding Share-Based Awards and Option-Based Awards

		Option Based Awards[5,7]					Share Based Awards[5]
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options[1]($)		Number of Shares or Units of Shares That Have Not Vested[3] (#)	Market or Payout Value of Share Awards That Have Not Vested[4] ($)
								Minimum[6]	Target[6]
Dominic D’Alessandro	October 2, 2000	1,884,700	$15.80	October 2, 2010	$9,423,500
	February 12, 2001	517,366	$20.875	February 12, 2011	$0	[2]
	February 11, 2002	734,808	$21.23	February 11, 2012	$0	[2]
	February 25, 2003	500,000	$18.175	February 25, 2013	$1,312,500
	February 11, 2004	694,000	$24.025	February 11, 2014	$0	[2]
	February 15, 2005	677,510	$29.005	February 15, 2015	$0	[2]
	February 15, 2006	458,532	$36.98	February 15, 2016	$0	[2]
	February 16, 2007	431,149	$40.38	February 16, 2017	$0	[2]	108,837	$0	$2,263,811
	February 20, 2008	528,502	$37.71	February 20, 2018	$0	[2]	107,049	$0	$2,226,614
Peter Rubenovitch	February 12, 2001	132,000	$20.875	February 12, 2011	$0	[2]
	February 11, 2002	160,000	$21.23	February 11, 2012	$0	[2]
	February 25, 2003	96,000	$18.175	February 25, 2013	$252,000
	February 11, 2004	128,000	$24.025	February 11, 2014	$0	[2]
	February 15, 2005	128,286	$29.005	February 15, 2015	$0	[2]
	February 15, 2006	88,180	$36.98	February 15, 2016	$0	[2]
	February 16, 2007	93,256	$40.38	February 16, 2017	$0	[2]	23,541	$0	$489,648
	February 20, 2008	121,767	$37.71	February 20, 2018	$0	[2]	24,664	$0	$513,007
Donald Guloien	October 2, 2000	109,800	$15.80	October 2, 2010	$549,000
	February 12, 2001	100,000	$20.875	February 12, 2011	$0	[2]
	February 11, 2002	160,000	$21.23	February 11, 2012	$0	[2]
	February 25, 2003	96,000	$18.175	February 25, 2013	$252,000
	February 11, 2004	128,000	$24.025	February 11, 2014	$0	[2]
	February 15, 2005	128,286	$29.005	February 15, 2015	$0	[2]
	February 15, 2006	135,208	$36.98	February 15, 2016	$0	[2]
	February 16, 2007	139,884	$40.38	February 16, 2017	$0	[2]	35,311	$0	$734,473
	February 20, 2008	202,945	$37.71	February 20, 2018	$0	[2]	41,107	$0	$855,019
John DesPrez III	February 12, 2001	200,000	$20.875	February 12, 2011	$0	[2]
	February 11, 2002	160,000	$21.23	February 11, 2012	$0	[2]
	February 25, 2003	96,000	$18.175	February 25, 2013	$252,000
	February 11, 2004	152,000	$24.025	February 11, 2014	$0	[2]
	February 15, 2005	128,286	$29.005	February 15, 2015	$0	[2]
	February 15, 2006	135,208	$36.98	February 15, 2016	$0	[2]
	February 16, 2007	139,884	$40.38	February 16, 2017	$0	[2]	35,311	$0	$734,473
	February 20, 2008	202,945	$37.71	February 20, 2018	$0	[2]	41,107	$0	$855,019
James Boyle	February 25, 2003	30,000	$18.175	February 25, 2013	$78,750
	February 11, 2004	48,000	$24.025	February 11, 2014	$0	[2]
	February 15, 2005	48,990	$29.005	February 15, 2015	$0	[2]
	February 15, 2006	50,016	$36.98	February 15, 2016	$0	[2]
	February 16, 2007	64,399	$40.38	February 16, 2017	$0	[2]	16,256	$0	$338,127
	February 20, 2008	93,661	$37.71	February 20, 2018	$0	[2]	18,972	$0	$394,611

[1]

The value of unexercised in-the-money options at December 31, 2008 is equal to the difference between the exercise price of the options and the closing price of Common Shares on the TSX reported on December 31, 2008, which was $20.80 per Common Share.

[2]	Value of in-the-money options is $0 due to grant price being higher than the closing price of Common Shares.

[3]	The number of RSUs not vested is based on a target performance factor of 100%.

[4]	The market or payout value of RSUs that have not vested is based on the closing price of Common Shares on the TSX on December 31, 2008, which was $20.80 per Common Share.

[5]

In May 2006, the Company declared a stock dividend which had the same effect as the two-for-one split of its Common Shares. All RSUs, stock options and DSUs in this Proxy Circular are reported on a post stock dividend basis.

[6]

The February 16, 2007 and February 20, 2008 RSU grants are subject to a performance condition. The minimum payout based on these performance conditions is $0. In the interest of enhanced disclosure, the target payout is included.

[7]	Stock options exercised prior to December 31, 2008 are excluded.

Manulife Financial Corporation Proxy Circular	38

Aggregate Value of Named Executive Officer Outstanding Equity as at December 31, 2007 and December 31, 2008

Name	Date[1,4]	DSUs[5]	RSUs[5]	Stock Options[5]		Total
				Exercisable	Unexercisable
Dominic D’Alessandro	December 31, 2007	$60,006,560	$8,731,719	$100,556,132	$8,104,760	$177,399,171
	December 31, 2008	$36,955,672	$0[2]	$10,736,000	$0[3]	$47,691,672
Peter Rubenovitch	December 31, 2007	$12,942,925	$1,781,672	$10,253,351	$1,526,382	$26,504,330
	December 31, 2008	$7,423,853	$0[2]	$252,000	$0[3]	$7,675,853
Donald Guloien	December 31, 2007	$6,308,189	$2,701,110	$12,385,061	$1,661,868	$23,056,228
	December 31, 2008	$3,342,290	$0[2]	$801,000	$0[3]	$4,143,290
John DesPrez III	December 31, 2007	$0	$2,701,110	$11,932,625	$1,761,138	$16,394,873
	December 31, 2008	$0	$0[2]	$252,000	$0[3]	$252,000
James Boyle	December 31, 2007	$0	$1,124,560	$1,595,656	$628,717	$3,348,933
	December 31, 2008	$0	$0[2]	$78,750	$0[3]	$78,750

[1]

The value of outstanding DSUs, RSUs and Stock Options as at December 31, 2007 is based on the closing price of Common Shares on the TSX reported on December 31, 2007, which was $40.57 per Common Share.

[2]	RSUs granted in 2007 and 2008 were excluded as those grants will likely not pay out upon vesting in 2009 and 2010, respectively.

[3]	The grant exercise price for all outstanding unexercisable stock options was higher than the closing price of Common Shares on December 31, 2008.

[4]

The value of outstanding DSUs, RSUs and Stock Options as at December 31, 2008 is based on the closing price of Common Shares on the TSX reported on December 31, 2008, which was $20.80 per Common Share.

[5]	The year-over-year change in value of outstanding DSUs, RSUs and Stock Options includes the decline in the closing price of Common Shares, equity granted and equity redeemed during the year.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards - Value Vested During The Year ($)[1]	Share-Based Awards - Value Vested During the Year ($)[2]	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)[4]
Dominic D’Alessandro	$3,235,931	$2,769,619[3]	$0
Peter Rubenovitch	$593,444	$532,642	$0
Donald Guloien	$561,303	$816,687	$0
John DesPrez III	$634,833	$816,687	$0
James Boyle	$203,070	$302,099	$0

[1]

The total value of stock options that vested during 2008. The value is equal to the difference between the exercise price of the options and the closing price of Common Shares on the TSX reported on the vesting date. The value of stock options exercised during 2008 is not required to be reported in this chart.

[2]	The total value of RSUs vested and paid during 2008.

[3]	Mr. D’Alessandro elected to defer 100% of RSUs into DSUs based on a share price of $20.326, which was the closing price of Common Shares on the TSX on December 15, 2008.

[4]	The total value of annual cash incentive awards for 2008. Annual incentive awards are also reported in the Summary Compensation Table.

39	Manulife Financial Corporation Proxy Circular

Pension Plans

Of the Named Executive Officers, Messrs. D’Alessandro, Guloien, and Rubenovitch participate in the registered and supplemental defined benefit pension arrangements in Canada. Messrs. DesPrez and Boyle participate in the Company’s pension arrangements in the United States which include a qualified defined benefit cash balance plan, a qualified 401(k) plan and a non-qualified defined contribution plan.

Pension Table – Defined Benefit Plans

The table below shows the following information for each Named Executive Officer participating in the Company’s defined benefit pension arrangements:

■	Years of credited service as at December 31, 2008 and as at the normal retirement age of 65;

■	Estimated annual benefit accrued, or earned, for service up to December 31, 2008 and up to the normal retirement age of 65; and

■	A reconciliation of the accrued obligation from December 31, 2007 to December 31, 2008.

Name	Number of Years of Credited Service		Annual Benefits Payable[5]		Accrued Obligation at December 31, 2007[6]	2008 Compensatory Change		2008 Non- Compensatory Change[9]	Accrued Obligation at December 31, 2008[10]
	December 31, 2008	Age 65	December 31, 2008	Age 65		Service Cost[7]	Other[8]
Dominic D’Alessandro[1]	29.8	33.0	$2,979,700	$3,000,000	$28,427,000	$2,115,000	0	$1,409,000	$31,951,000
Peter Rubenovitch[2]	23.4	31.4	$749,100	$749,100	$7,189,000	0	0	($1,044,000)	$6,145,000
Donald Guloien[3]	27.8	41.2	$1,039,200	$1,039,200	$8,374,000	0	0	($1,283,000)	$7,091,000
John DesPrez III [4]	18.0	31.0	$188,700	$225,100	$688,000	$22,000	0	$219,000	$929,000
James Boyle[4]	16.6	32.0	$158,100	$203,500	$500,000	$20,000	0	$160,000	$680,000

[1]

The years of service and pension service cost include a double service pension credit for 2008. Due to an individual supplemental retirement agreement between the Company and Mr. D’Alessandro, effective April 28, 2004, Mr. D’Alessandro earns two years of credited service for each year of service with the Company up to February 7, 2009. At December 31, 2008, Mr. D’Alessandro had earned 14.9 additional years of credited service under this supplemental agreement. Had Mr. D’Alessandro retired as of December 31, 2008, his accrued annual benefit of $2,979,700 would have been payable to him without any reduction for early retirement. Mr. D’Alessandro will retire May 31, 2009 at which time his annual benefit of $3,000,000 will be payable without any reduction for early retirement.

[2]

Due to an individual supplemental retirement agreement between the Company and Mr. Rubenovitch, Mr. Rubenovitch has earned two years of credited service for each year of service with the Company up to August 1, 2005. A total of 10.0 additional years of credited service was earned by Mr. Rubenovitch under this supplemental agreement. Mr. Rubenovitch’s annual benefit accrued to December 31, 2008, and at his retirement age of 65, is his grandfathered annual benefit accrued as at December 31, 2006, based on credited service and pensionable earnings to that date. The annual benefit that would have been payable to Mr. Rubenovitch from December 31, 2008, had he retired as of that date, is $640,500.

[3]

Mr. Guloien’s annual benefit accrued to December 31, 2008, and at his retirement age of 65, is his grandfathered annual benefit accrued as at December 31, 2006, based on credited service and pensionable earnings to that date. The annual benefit that would have been payable to Mr. Guloien from December 31, 2008, had he retired as of that date, is $675,500. The amounts noted for Mr. Guloien do not reflect his enhanced grandfathered benefit, as discussed below, becoming effective on May 7, 2009 upon his appointment as President and Chief Executive Officer.

[4]

The annual benefit for Messrs. DesPrez and Boyle is the estimated benefit payable from age 65 that can be provided under the qualified and the closed non-qualified cash balance plans for U.S.-based employees and excludes any benefits from the U.S. defined contribution plans. Details regarding entitlements for Messrs. DesPrez and Boyle under the latter plans are set out in the defined contribution section that follows. The annual benefits that would have been payable to Messrs. DesPrez and Boyle from December 31, 2008, had either retired as of that date, are $66,400 and $47,600 respectively. The total account balance under the cash balance plans as of December 31, 2008 amounts to $987,000 for Mr. DesPrez and $731,000 for Mr. Boyle. Benefits for Messrs. DesPrez and Boyle are determined and paid in U.S. dollars. The amounts noted in the table and in this footnote have been converted using exchange rates of Cdn$0.9881 per US$1.00 as at December 31, 2007 and Cdn$1.2246 per US$1.00 as at December 31, 2008. Amounts other than year end balances have been converted using an average 2008 exchange rate of Cdn$1.06682 per US$1.00.

[5]

The annual benefits shown are subject to the limits discussed below, are based on current pensionable earnings and credited service to date/age stated and are payable from age 65 or, where applicable, the earliest unreduced payment date. Current pensionable earnings include the annual incentive awarded in 2008 for Messrs. DesPrez and Boyle.

[6]

The accrued obligation is the value of the projected pension earned for service to December 31, 2007. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2007 as disclosed in Note 17 of the Company’s 2007 consolidated financial statements, based on the actual pensionable earnings for 2007 and adjusted to reflect expected increases in pensionable earnings.

[7]

The service cost shown under the column headed 2008 Compensatory Change is the value of the projected pension earned for service during 2008. The values have been determined as at December 31, 2008, using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2008 as disclosed in Note 17 of the Company’s 2008 consolidated financial statements, based on the actual pensionable earnings for 2008 and adjusted to reflect expected increases in pensionable earnings. No pension service cost is shown for Mr. Rubenovitch as his pension is capped at the grandfathered amount and he is not accruing additional pension credits after 2006. No pension service cost is shown for Mr. Guloien as his pension was capped at the grandfathered amount and he did not accrue additional pension credits in 2007 and 2008.

[8]	Other values shown, if any, under the column headed 2008 Compensatory Change would include the impact of any plan amendments and of differences between actual and assumed compensation.

[9]

The 2008 Non-Compensatory Change includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, other experience gains and losses and, in the case of Messrs. DesPrez and Boyle, any amounts due to currency fluctuations. The amounts shown for Messrs. D’Alessandro, Rubenovitch and Guloien reflect an increase of 150 basis points in the discount rate used for determining the Canadian pension plan obligations at December 31, 2008, as disclosed in Note 17 of the Company’s 2008 consolidated financial statements. The amount shown for Mr. D’Alessandro also reflects the use of a May 31, 2009 retirement date to determine his accrued pension obligations as at December 31, 2008, which is different than in prior years.

Manulife Financial Corporation Proxy Circular	40

[10]

The accrued obligation is the value of the projected pension earned for service to December 31, 2008. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2008 as disclosed in Note 17 of the Company’s 2008 consolidated financial statements, based on the actual pensionable earnings for 2008 and adjusted to reflect expected increases in pensionable earnings.

Notes:

■

The values shown above for Messrs. D’Alessandro, Rubenovitch and Guloien include pension benefits provided by the Canadian Staff Pension Plan and individual supplemental retirement agreements and reflect the limits discussed below. For Messrs. DesPrez and Boyle, the values include pension benefits provided by the John Hancock Financial Services, Inc. Pension Plan, and by the Manulife Financial U.S. Supplemental Cash Balance Plan for service up to December 31, 2007.

■	All members are currently vested in their pension entitlements earned to December 31, 2008.

■

Under the provisions of their respective Change in Control agreements, pension benefits for Mr. D’Alessandro and for Mr. DesPrez would continue to accrue during any applicable severance payment period, subject to any limits that would normally apply to the pension benefits.

■

In accordance with Canadian generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered or qualified pension plans.

■	All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.

■

The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

Pension Table – Defined Contribution Plans

The table below shows a reconciliation of the account balances from December 31, 2007 to December 31, 2008 for each Named Executive Officer participating in the Company’s defined contribution pension arrangements.

Name	Accumulated Value at December 31, 2007	2008 Compensatory		2008 Non-Compensatory[4]	Accumulated Value at December 31, 2008
		Service Cost[2]	Other[3]
John DesPrez III[1]	$292,800	$217,900	0	($80,700)	$430,000
James Boyle [1]	$291,700	$101,000	0	($82,100)	$310,600

[1]

Benefits for Messrs. DesPrez and Boyle under the U.S.-based 401(k) plan and the non-qualified defined contribution plan are determined and paid in U.S. dollars. The amounts noted for Mr. DesPrez do not reflect the enhanced pension benefits, as discussed below, becoming effective on May 7, 2009 upon his appointment as Chief Operating Officer. The amounts have been converted using exchange rates of Cdn$0.9881 per US$1.00 as at December 31, 2007 and Cdn$1.2246 per US$1.00 as at December 31, 2008. Amounts other than year end balances have been converted using an average 2008 exchange rate of Cdn$1.06682 per US$1.00.

[2]

The service cost shown under the column headed 2008 Compensatory is the aggregate of those amounts contributed, and those amounts notionally credited, by the Company to each Named Executive Officer’s accounts under the plans during 2008 and is based on salary and annual incentive awarded in 2008.

[3]

Other values shown, if any, under the column headed 2008 Compensatory reflect the impact of any plan amendments and of above-market or preferential notional investment income credited on account balances. There are no such above-market or preferential notional credits provided under the Company’s defined contribution pension plans.

[4]

The 2008 Non-Compensatory value includes any contributions made to the plans by the Named Executive Officers, all investment income credited during the year on the account balances and any amounts due to currency fluctuations.

Summary of Defined Benefit Plans

Canada

Canadian domiciled executives promoted or hired prior to January 1, 1999 continue to participate in the defined benefit component of the Canadian Staff Pension Plan. The Company has also entered into individual supplemental retirement agreements which provide unfunded supplemental pension benefits to these executives, including Messrs. D’Alessandro, Rubenovitch and Guloien. There are approximately 20 executives who are grandfathered and continue to be covered under individual supplemental retirement agreements. This number will continue to reduce in future years. Under these agreements, retirement income is payable for the life of the executives, with a minimum guarantee of 120 monthly payments.

Pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of the base salary plus annual incentive (including the amount elected to be taken in the form of DSUs) earned over any 36 consecutive months. The pension benefit is determined by taking:

■	years of credited service (up to 35) multiplied by

■	the sum of:

–	1.3 percent of pensionable earnings up to the average of the last three years maximum pensionable earnings limits under the Canada/Quebec Pension Plans (“final average YMPE”); and

–	2 percent of the excess of pensionable earnings over the final average YMPE ($43,567 for 2008).

This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada). The pension benefit is not subject to any deduction or other offset such as for Canada/Quebec Pension Plans.

On retirement prior to age 65, the pension is payable in full without reduction if the participant is at least age 50 and the sum of their age plus service totals at least 90. If the participant has less than 90 points but is age 50 or over with 10 or more years of service, the pension is reduced 0.5% per month that retirement is before age 55 plus 0.25% for each month after age 55 that retirement is before age 60, or the participant’s 90 point date if later. Otherwise, pensions are reduced on an actuarial equivalent basis.

A participant is required to contribute 2% of pensionable earnings up to the current year’s YMPE and 4% of earnings in excess, up to an annual maximum contribution of $1,000.

41	Manulife Financial Corporation Proxy Circular

Effective January 1, 2007, the annual defined benefit pension payable upon retirement was capped at a dollar amount, to be accrued uniformly over a maximum of 35 years of service (and proportionally reduced for less than 35 years of service), as outlined in the table below:

Job Grade at Retirement	Maximum Annual Pension (for 35 years of Credited Service)
Senior Executive Vice President	$800,000
Executive Vice President	$600,000
Senior Vice President	$400,000
Vice President	$300,000

Pensions earned up to December 31, 2006, which exceed the caps, have been grandfathered. As such, the actual pension payable at retirement will not be less than the pension earned to December 31, 2006 reduced for early commencement, as applicable. For Mr. D’Alessandro, the cap is $100,000 per year of credited service, up to a maximum annual pension of $3 million.

For Mr. Guloien, the cap is currently his annual grandfathered pension of $1,039,200 that was earned to December 31, 2006. Effective with his appointment as President and Chief Executive Officer on May 7, 2009, the cap on his annual pension will be increased uniformly over the following 3 years until it reaches $1,200,000 on May 6, 2012, at which point it will be frozen at that amount. All other existing provisions that apply to his registered and supplemental pension remain the same.

U.S.A.

During 2008, Messrs. DesPrez and Boyle earned pension benefits through plan membership in the following retirement plans:

■	The John Hancock Financial Services, Inc. Pension Plan, a qualified defined benefit cash balance plan;

■	The John Hancock Supplemental Retirement Plan, a non-qualified defined contribution plan; and

■	The Investment-Incentive Plan for John Hancock Employees, a qualified 401(k) plan.

In addition, Messrs. DesPrez and Boyle have accrued benefits under the Manulife Financial U.S. Supplemental Cash Balance Plan, a non-qualified cash balance plan under which benefit accruals ceased as of December 31, 2007.

This section discusses the provisions of the qualified cash balance plan and the closed non-qualified cash balance plan. The terms of the non-qualified defined contribution plan and the 401(k) plan are discussed below in the Summary of Defined Contribution Plans section.

All employees are eligible for and join the John Hancock Financial Services, Inc. Pension Plan, upon hire. Under the plan, a notional cash balance account is established for each participant. The account receives Company contribution credits equal to 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation over the Social Security Wage Base up to the yearly maximum amount of eligible compensation (US$230,000 for 2008). Eligible compensation is calculated as base salary plus annual incentive. Participants do not contribute to the plan. The account earns interest credits based on the average annual yield of 10-year

Treasury Constant Maturities in effect on each business day during the 12-month period ending on September 30 of the preceding calendar year. Benefits payable at the normal retirement age of 65, or at any retirement age, are determined by the value of the participant’s cash balance account on the date their pension begins. The normal form of pension payment under the plan is a life annuity, with various other choices available, including a lump sum payment. The pension benefit is not subject to any deduction or offset for U.S. Social Security.

In 2007, all qualified pension plans in the U.S., including the former John Hancock U.S.A. Pension Plan in which Messrs. DesPrez and Boyle previously participated, were merged with and became part of the John Hancock Financial Services, Inc. Pension Plan. As of January 1, 2008, the cash balance contribution credits under the merged plan were harmonized for accruals on and after that date. Participants with at least 10 years of service, who were active participants under the former John Hancock U.S.A. Pension Plan as of December 31, 2007, also receive Company transition credits from 2008 to 2011. These credits range from 2% to 4% of eligible compensation based on the participant’s years of service on January 1, 2008, and are intended to help compensate for the reduction in benefit accruals under the harmonized cash balance contribution credit formula. The transition credits for Messrs. DesPrez and Boyle are 3.6% and 3.0% respectively.

The Manulife Financial U.S. Supplemental Cash Balance Plan is a non-contributory, non-qualified and unfunded defined benefit cash balance plan. Participants stopped receiving Company contribution credits as of December 31, 2007. Interest continues to be credited under this plan based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on the November 30 of the preceding calendar year plus 0.25%, subject to a minimum interest credit of 5.25% compounded semi-annually. The normal form of payment under the plan is a modified lump sum. Benefits are paid over 18 months beginning the seventh month after the member leaves the Company.

Funded Status

The Canadian Staff Pension Plan is a funded plan whereas the individual supplemental retirement agreements are not funded. Following the methods prescribed by the Canadian Institute of Chartered Accountants (“CICA”), the Canadian Staff Pension Plan has an excess of assets over accrued obligations of $1,391,000 at December 31, 2008. The unfunded accrued obligation in respect of all current and former executives who have pension benefits under the individual supplemental agreements is $211,204,000 of which $166,418,000 has been charged to earnings as at December 31, 2008.

The John Hancock Financial Services, Inc. Pension Plan is a funded plan. As of January 1, 2008, the Manulife Financial U.S. Supplemental Cash Balance Plan was merged, along with all other non-qualified plans in the U.S., into the John Hancock Non-Qualified Pension Plan. The merged plan is a closed and unfunded plan. Following methods prescribed by the CICA, the John Hancock Financial Services, Inc. Pension Plan has an unfunded accrued obligation of $270,361,000 as at December 31, 2008 whereas the John Hancock Non-Qualified Pension Plan has an unfunded accrued obligation of $474,680,000 of which $375,910,000 has been charged to earnings as at December 31, 2008.

Manulife Financial Corporation Proxy Circular	42

Summary of Defined Contribution Plans

Canada

While none of the Named Executive Officers currently participate in the defined contribution arrangements in Canada, a summary of these plans is also provided in this section.

Employees hired after January 1, 1999 participate in the defined contribution component of the Canadian Staff Pension Plan. Canadian domiciled executives hired or promoted after January 1, 1999 also participate in the Supplemental Defined Contribution Plan.

Under the defined contribution component of the Canadian Staff Pension Plan, participants and the Company both contribute a percentage of pensionable earnings; participants contribute 2% while the Company contributes 3%. Additional optional contributions ranging from 1% to 5% of pensionable earnings may be made by participants in which case, after the first year of employment, the Company makes a 50% matching contribution. Pensionable earnings include base salary and annual incentive. All contributions in a year are limited (in aggregate) to the tax deductible defined contribution limit under the Income Tax Act for that year ($21,000 in 2008). The investment of the contributions to the plan is participant directed with a broad array of investment options provided. Vesting of Company contributions is immediate and, at retirement, the accumulated value of the account may either be transferred to a locked-in retirement vehicle or used to purchase a life annuity.

The Supplemental Defined Contribution Plan is a non-contributory and unfunded plan which is not registered for tax purposes. Executives are first eligible upon attaining the level of vice president or higher. The plan provides benefits on pensionable earnings above the level at which the tax deductible defined contribution limit is reached. This annual earnings threshold was $168,000 in 2008. Pensionable earnings include base salary and annual incentive (including the amount elected to be taken in the form of DSUs). A credit equal to 10% of pensionable earnings above the annual earnings threshold is granted by the Company each year and allocated to a notional account. Investment income is notionally credited to the account based on the investment performance of a limited number of investment options, as selected by the participant. Vesting of the Company credit allocation is immediate. At retirement, the accumulated value of the notional account may be taken as installment payments over a period of years or, with Company consent, may be withdrawn in a single lump sum.

U.S.A.

The Investment-Incentive Plan for John Hancock Employees is a qualified 401(k) plan that is available to employees on a voluntary basis. Employees may elect to contribute a percentage of their eligible salary up to a maximum of 50% of salary. The yearly maximum amount of salary allowed under the 401(k)

plan in 2008 was US$230,000. The Company matches the participant’s contribution at 100%, to a maximum match of 4% of their eligible salary. Contributions are deposited into the participant’s account and are invested based on the investment elections made by the participant. The Company portion of a participant’s account balance vests after three years of service with the Company. A participant’s account is distributed when the participant leaves the Company or becomes permanently disabled.

The John Hancock Supplemental Retirement Plan is a non-contributory, non-qualified defined contribution plan that came into effect as of January 1, 2008 and replaced the Manulife Financial U.S. Supplemental Cash Balance Plan, the prior non-qualified plan. Notional accounts have been created for each participant and are credited with Company allocations equal to 8% of eligible compensation in excess of the maximum eligible compensation permitted under qualified plans (US$230,000 for 2008). Eligible compensation is calculated as base salary and annual incentive, including any amounts elected to be taken in the form of DSUs. The notional investment returns credited to each account are reflective of the investment elections made by each participant. The normal form of payment under the plan is a modified lump sum, the same as under the prior non-qualified cash balance plan. Benefits are paid over 18 months beginning the seventh month after the member leaves the Company.

Upon Mr. DesPrez’s appointment as Chief Operating Officer for Manulife Financial becoming effective May 7, 2009, his pension arrangements will be enhanced such that the total annual contributions or allocations made by the Company on Mr. DesPrez’s behalf, including the contributions and allocations made under the qualified cash balance plan, the qualified 401(k) plan and the non-qualified defined contribution plan, will be US$400,000 per annum. The incremental allocations required under this new arrangement will be made at the end of each calendar year; for 2009, the allocation will be prorated for the portion of the year as Chief Operating Officer. Each year’s incremental allocation will vest two years following the date that the allocation is made. In the event of death, a prorated allocation for that year will be made and vesting of all allocations will be immediate.

Funded Status

The defined contribution component of the Canadian Staff Pension Plan is a fully funded plan where assets equal obligations. The Supplemental Defined Contribution Plan is not funded and has an unfunded accrued obligation of $15,314,000 which has been fully charged to earnings as at December 31, 2008.

The John Hancock 401(k) plan is a fully funded plan where assets equal obligations. The John Hancock Supplemental Retirement Plan is not funded and has an unfunded accrued obligation of $8,949,000 which has been fully charged to earnings as at December 31, 2008.

43	Manulife Financial Corporation Proxy Circular

Employment Agreements

In September 1999, Messrs. D’Alessandro, Rubenovitch, Guloien and DesPrez entered into Change in Control agreements. These agreements protect shareholder interests by removing the distractions of a Change in Control and allowing key executives to focus on the business, by providing security and incentives to remain with the Company. For the purpose of the Change in Control agreements, “Change in Control” is defined as follows:

■	An acquisition of 20% of the Company’s voting shares;

■	A majority change in the Board of Directors of the Company; or

■	A management agreement with another insurance company or financial institution that transfers the management of the Company.

The Change in Control provisions will be triggered under the following circumstances:

■	For Mr. D’Alessandro – a termination without cause or a resignation within a specified protection period.[1]

■	For Messrs. Rubenovitch, Guloien and DesPrez – an involuntary or constructive termination within a specified protection period.[1]

[1]	The specified protection period starts 90 days prior to the date of a Change in Control and ends 24 months after the Change in Control.

Change in Control severance will be paid as a lump sum at three times the annual compensation (base salary and annual incentive only) for Mr. D’Alessandro, subject to reduction as he nears age 65. It will be paid at two times the annual compensation (base salary and annual incentive only) for Messrs. Rubenovitch, Guloien and DesPrez. At the time of Change in Control, long-term incentives will vest. In addition, pension and benefits will continue for the period covered by the severance payment, except that pension will not continue to accrue during that period for Messrs. Rubenovitch and Guloien.

Mr. D’Alessandro entered into an employment agreement in 2004, which was to expire on December 31, 2008. The agreement stated that upon a termination of employment without cause, Mr. D’Alessandro would, for the lesser of 24 months and the number of months remaining between the date of termination and December 31, 2008, receive: his annual base salary, short-term incentive, and Executive Flexible Spending Account, continuing Company contributions to his pension and employment service credit, continuing benefits plan coverage, and continuing participation under ongoing mid-term and long-term incentive plans in respect of existing, but not future grants.

As the Board had asked Mr. D’Alessandro to remain in his role as President and CEO until the Company’s 2009 Annual Meeting, Mr. D’Alessandro entered into a new agreement with the Company on September 26, 2008 (the “2009 Agreement”). The 2009 Agreement extended and revised some of the provisions of the 2004 employment agreement. The 2009 Agreement sets out Mr. D’Alessandro’s terms of employment from January 1 to May 31, 2009, and addresses retirement, termination with or without cause, total disability or death. Further information on Mr. D’Alessandro’s 2009 Agreement can be found in the section entitled “President and CEO Compensation” on page 29.

Manulife Financial Corporation Proxy Circular	44

Termination and Change of Control Benefits

The following table summarizes incremental payments that would be provided to each NEO at, following, or in connection with one of the termination scenarios below as at December 31, 2008.

Name	Type of Payment[12]	Resignation		Termination with Cause[4]	Termination without Cause		Retirement (Early or Normal)[7]	Change in Control
		($)		($)	($)		($)	($)
Dominic D’Alessandro[1]	Total Severance	0	[2]	0	1,387,039	[5]	0	12,437,362	[8]
	Additional RSU & Stock Option Vesting[10]	181,105	[2]	0	181,105	[5]	181,105	181,105	[8]

	Total Incremental Payment	181,105		0	1,568,144		181,105	12,618,467
	Incremental Pension Amount[11]	20,280		0	20,280		0	20,280
Peter Rubenovitch	Total Severance	0	[3]	0	1,659,213	[6]	0	2,614,001	[9]
	Additional RSU & Stock Option Vesting[10]	39,171	[3]	0	39,171	[6]	39,171	39,171	[9]

	Total Incremental Payment	39,171		0	1,698,384		39,171	2,653,172
	Incremental Pension Amount[11]	0		0	0		0	44,945
Donald Guloien	Total Severance	0	[3]	0	2,968,560	[6]	0	3,925,996	[9]
	Additional RSU & Stock Option Vesting[10]	38,884	[3]	0	38,884	[6]	38,884	58,758	[9]

	Total Incremental Payment	38,884		0	3,007,444		38,884	3,984,754
	Incremental Pension Amount[11]	0		0	0		0	124,705
John DesPrez III	Total Severance	0	[3]	0	2,725,938	[6]	0	3,925,996	[9]
	Additional RSU & Stock Option Vesting[10]	38,884	[3]	0	38,884	[6]	38,884	58,758	[9]

	Total Incremental Payment	38,884		0	2,764,822		38,884	3,984,754
	Incremental Pension Amount[11]	0		0	0		0	190,793
James Boyle	Total Severance	0	[3]	0	1,512,543	[6]	0
	Additional RSU & Stock Option Vesting[10]	0	[3]	0	0	[6]	0	n/a	[9]

	Total Incremental Payment	0		0	1,512,543		0
	Incremental Pension Amount[11]	0		0	0		0	0

[1]

Mr. D’Alessandro announced his retirement from Manulife effective May 31, 2009. In August 2008, the Board of Directors considered final compensation arrangements for Mr. D’Alessandro for his planned May 2009 retirement. Details can be found in the section “President and CEO Compensation” on page 29.

[2]

Upon resignation without good reason, Mr. D’Alessandro is required to give the lesser of six months notice, or the number of months remaining in his contract as per his employment agreement. Manulife may waive the notice period and provide a lump sum payment in lieu of notice. No severance or additional pension amount is paid for resignation without good reason. Mr. D’Alessandro is eligible for normal retirement for equity purposes as of December 31, 2008.

[3]

Upon resignation, no severance or additional pension amount is paid. For equity purposes, Mr. Rubenovitch is eligible for normal retirement as of December 31, 2008; Messrs. Guloien and DesPrez are eligible for early retirement as of December 31, 2008; Mr. Boyle is not eligible for retirement for equity purposes.

[4]	For termination with cause, no severance is paid and employment terminates immediately. RSUs, stock options and supplemental pensions are forfeited.

[5]

Severance payments for termination without cause or resignation with good reason as at December 31, 2008 would be based on the lesser of 24 months, or the number of months remaining in Mr. D’Alessandro’s contract as per his employment agreement. Severance payments would be based on annual base salary and the average annual incentive paid over the prior 3 consecutive fiscal years divided by 12 times the number of months in the severance period. Outstanding DSU, RSU and stock option grants would continue in effect during the severance period.

[6]

Termination without cause payment is based on 1 month per year of service with a maximum of 24 months. For equity purposes, Mr. Rubenovitch is eligible for normal retirement as of December 31, 2008; Messrs. Guloien and DesPrez are eligible for early retirement as of December 31, 2008; Mr. Boyle is not eligible for retirement for equity purposes.

[7]

Upon retirement, no additional payment is made. As of December 31, 2008, Messrs. D’Alessandro and Rubenovitch are eligible for normal retirement for equity purposes; Messrs. Guloien and DesPrez are eligible for early retirement for equity purposes; Mr. Boyle is not eligible for retirement for equity purposes.

[8]

Change in Control payment occurs upon termination without cause or resignation within a period of 90 days prior to and ending 24 months after a change in control. Per Mr. D’Alessandro’s Change in Control agreement, he is entitled to payment equal to 3 times base salary, 3 times aggregate amount of annual incentive compensation earned in the prior 3 consecutive fiscal years divided by 3, and full vesting and payment of RSUs and stock options, including those granted within the past year. Stock options can be exercised within 1 year. The additional annual lifetime pension is limited to the difference between the annual pension Mr. D’Alessandro had earned as of December 31, 2008 and the maximum annual pension he could receive under the terms of the pension plans.

[9]

Per Messrs. Rubenovitch, Guloien, and DesPrez’s Change in Control agreement, they are entitled to payment equal to 2 times annual base salary, 2 times the average annual incentive compensation earned in the prior 3 consecutive fiscal years, and full vesting of equity awards, including those granted within the past year. Vested stock options can be exercised within 1 year. Mr. Boyle does not have a Change in Control agreement.

[10]

Additional amount is due to additional vesting in plans. Any vesting that has occurred as part of normal employment (exercised or not) is not reflected here. The value is based on a share price of $20.80, which was the closing price of Common Shares on the TSX on December 31, 2008. Due to the lower share price, all unvested stock options are underwater.

[11]

The pension amount shown, if any, is the additional amount to which each NEO would have been entitled had their employment been terminated for the noted reason as of December 31, 2008. In the cases of Messrs. D’Alessandro, Rubenovitch and Guloien, the amount is the additional annual lifetime pension that would have been payable commencing January 1, 2009. For Mr. DesPrez, the amount is the additional one-time lump sum payment that would have been due as of the date of termination and has been converted using an exchange rate of Cdn$1.2246 per US$1.00 at December 31, 2008.

[12]	Amounts shown are the incremental benefit received by the NEO and exclude any statutory benefits.

45	Manulife Financial Corporation Proxy Circular

Securities Authorized for Issuance under Equity Compensation Plans

The shareholders of the Company have approved all equity compensation plans instituted by the Company under which Common Shares may be issued (“Equity Plans”). A description of the material features of each Equity Plan can be found in the sections “Compensation Discussion and Analysis” and “Board of Directors’ Compensation”. The following table sets out information about the Equity Plans of the Company as of December 31, 2008.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Plans
	(#)	($)	(#)
Equity compensation plans approved by security holders[1]	29,271,629	27.51	28,801,950

[1]

Pursuant to the merger with John Hancock, the Company assumed the John Hancock Plan. As of December 31, 2008, 1,044,409 Common Shares were issuable upon the exercise of outstanding options under the John Hancock Plan at a weighted average exercise price of $21.48. As of February 10, 2009 all options under the John Hancock Plan had expired.

Directors’ and Executive Officers’ Indebtedness

As of March 2, 2009, the aggregate indebtedness to the Company or any of its subsidiaries of all officers, Directors and employees and former officers, Directors and employees of the Company or its subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, amounted to $983,602. As of March 2, 2009, no Director had any indebtedness to the Company or any of its subsidiaries.

The Company has adopted related party transaction procedures to ensure that any loans to Directors and senior officers1 are in compliance with the provisions of SOX and the Insurance Companies Act (Canada) (the “Act”). Under those procedures, the Company and its subsidiaries (except Manulife Bank of Canada) will not make loans to Directors or senior officers. Manulife Bank of Canada may make loans to Directors or senior officers provided that the loan is on market terms or part of a benefit or compensation program available to all employees and does not give preference to Directors or senior officers.

The following table contains information concerning outstanding indebtedness to the Company or its subsidiaries incurred by Directors and executive officers2 of the Company, excluding routine indebtedness.

Indebtedness of Directors and Executive Officers
Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Financial Year ended December 31, 2008 ($)	Amount Outstanding at March 2, 2009 ($)
(a)	(b)	(c)	(d)
Beverly Margolian Executive Vice President and Chief Risk Officer	Manulife Bank of Canada as Mortgagee	1,100,000	707,890[3]

[1]	Senior officer is defined under the Act.

[2]	Executive officer means a member of the Company’s Executive Committee.

[3]

Amount represents a Manulife One Account line of credit secured by a collateral mortgage on January 9, 2008 against a residential property owned by the borrower, with a daily interest rate charged at Manulife Bank of Canada’s prime rate.

Manulife Financial Corporation Proxy Circular	46

Directors’ and Officers’ Insurance

The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of US$150 million. The current policy expires March 31, 2009. This policy is renewed annually.

The policy provides protection to Directors and officers against liability incurred by them in their capacities as Directors and officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and officers. The Company has contractually indemnified Directors and officers, as is required or permitted under applicable statutory or by-law provisions.

Directors’ Approval

This Proxy Circular is dated as of March 17, 2009, and except as otherwise indicated all the information contained in this Proxy Circular is given as of that date. The Board of Directors of the Company has approved the contents and the distribution of this Proxy Circular to shareholders.

Angela K. Shaffer

Corporate Secretary

March 17, 2009

Additional Information

Financial information of the Company is provided in the Company’s consolidated financial statements for the year ended December 31, 2008 and management’s discussion and analysis of the Company’s financial condition and results of operations for 2008.

The Company’s annual information form includes additional information on the Audit Committee in the section entitled “Audit and Risk Management Committee”, including the Audit

Committee’s charter and composition and the relevant education and experience of its members. To obtain a copy of the Company’s latest annual information form, the audited annual financial statements, management’s discussion and analysis of the Company’s financial condition and results of operations for 2008, any interim financial statements filed after the filing of the most recent annual financial statements, this Proxy Circular, or other information on the Company, please visit the Company’s profile on www.sedar.com or our website at www.manulife.com or send your request for a free copy of any such document to:

Shareholder Services

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON M4W 1E5

Telephone:  1-800-795-9767

Fax:              416-926-3503

E-Mail:         shareholder_services@manulife.com

2008 ANNUAL REPORT

The Company’s 2008 Annual Report is available on our website at www.manulife.com. You may access and download the entire document or selected sections as you wish. You may also request a printed copy of the 2008 Annual Report which will be sent to you free of charge. Please include your name, full mailing address including country and postal code and quote the Form number of IR3814E for an English copy, or IR3814F for a French copy. Send your request by:

E-mail:	Manulife@datagroup.ca
Fax:	905-696-8612 or
(North America Toll-free Fax -1- 877-886-8854)
Phone:	905-696-8884, ext. 3 or
(North America Toll-free 1-877-886-8853 ext. 3)
Mail:	Data Group of Companies
Attn: Manulife CSR’s
80 Ambassador Drive
Mississauga, ON Canada L5T 2Y9

47	Manulife Financial Corporation Proxy Circular

Schedule “A” – Statement of Corporate Governance Practices

The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (“Insurance Companies Act”), Canadian Securities Administrators’ Multilateral Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, and in all material respects with the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”).

The following Statement of Corporate Governance Practices highlights various elements of the Company’s corporate governance program.

Mandate of the Board of Directors

The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board and the Board Policies are attached as Schedule “B”. The Mandate of the Board and the Board Policies are on the Corporate Governance page of the Company’s website and are available upon request from the Corporate Secretary.

Independence of the Board

The Board has established the policy that at least a majority of Directors must satisfy the applicable independence requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. The Board annually reviews and makes a determination as to the independence of each Director. The Board reviews the Directors’ employment status (and the Director’s spouse and children, as applicable), other board memberships, Company shareholdings and business relationships to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

The Board has determined that 14 of the 15 current members of the Board are independent under Section 303A.02 of the NYSE Rules, Section 301 of SOX, Section 1.2 of the Governance Instrument and Section 1.4 of the Audit Committee Instrument. Dominic D’Alessandro is not independent because he is the Company’s President and CEO. Upon successful election to the Board of Directors, Donald Guloien will not be independent as he will succeed Dominic D’Alessandro as the President and CEO.

Independence of the Chair of the Board

■	The positions of the Chair and the CEO are separate.

■	The Chair is an independent Director.

■	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.

■

The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.

Nomination of Directors

The Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for identifying qualified candidates for nomination to the Board. The Governance Committee:

■

Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.

■	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.

■	Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board.

■	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.

■

Maintains an evergreen list of suitable candidates for the Board who the Governance Committee believes meet the identified criteria and whose skills and characteristics complement the existing mix. The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.

■	Directors must retire at 72 and may not be nominated for re-election.

The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is submitted in accordance with the Insurance Companies Act. A proper nomination must be submitted by shareholder proposal, signed by one or more registered or beneficial holders of shares representing in aggregate not less than five percent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

Majority Election of Directors Policy

The Governance Committee’s Majority Election of Directors Policy, provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Govern-

Manulife Financial Corporation Proxy Circular	48

ance Committee. The Board will, in the absence of extenuating circumstances, accept the resignation within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting it. In filling the vacancy resulting from a Director resignation, the Directors may appoint a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director or wait until the next Annual Meeting.

Position Descriptions for Chair, Committee Chairs, CEO and Individual Directors

The Board has developed position descriptions outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors. The position descriptions can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.

Director Education and Orientation

The Company provides an education program for all Directors, including a detailed orientation program for new Directors, which incorporates the following:

■

New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors.

■

New Directors receive a manual which provides information about the Company, including the Annual Information Form, the Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.

■

New independent Directors are initially appointed to the Audit Committee as part of the Directors’ orientation to the Company’s business. As an Audit Committee member, the Director will be exposed to all aspects of the financial and risk management elements of the Company. This is intended to assist the new independent Directors in learning the business model more quickly. All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

■	New Directors meet with the Chair, the CEO and other members of management to discuss the Company’s strategies, operations and functions.

■

The Directors’ Orientation materials include the positions descriptions, the Board Mandate, Board Policies, committee charters, the regulatory compliance program, by-laws, administrative resolutions, Directors’ policies, Company policies, the Code of Business Conduct and Ethics and organization charts.

■

Directors’ seminars and divisional presentations to the Board to provide in-depth reviews of key businesses and functions. In 2008, seminars included: Alternative Asset Class Management; U.S. Regulation; Pay and Performance; and Update on the Current Financial Condition and Regulatory Capital Provisions.

■

On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations. In 2008 the Directors visited the Company’s United States operations in Boston, Massachusetts.

■

In 2008, all Directors were members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.

■

Directors may seek additional professional development education at the expense of the Company. In 2008, certain Directors continued to be members of organizations relating to human resources and women on boards and attended a conference for directors on board compensation issues.

Board Access to Management

The Company provides both formal and informal means for the Board to interact with management. Directors have access to management and are encouraged to raise any questions or concerns directly with management.

Board Committee Membership Standards

The Board relies on its committees to assist in fulfilling its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. There are currently four standing committees of the Board: the Audit and Risk Management Committee (“Audit Committee”); the Conduct Review and Ethics Committee (“Ethics Committee”); the Governance Committee; and the Management Resources and Compensation Committee (“Compensation Committee”). All committees have the following common characteristics:

■	Comprised solely of independent Directors.

■

Have a written charter setting out the responsibilities of each committee. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website or by writing to the Corporate Secretary.

■	Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

■	Reviews its performance and its charter annually.

■	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.

Audit and Risk Management Committee

The Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.

49	Manulife Financial Corporation Proxy Circular

The Audit Committee has established the Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee or by a member appointed by the Audit Committee for this purpose.

The Board annually reviews the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX. The Board has determined that all members are financially literate and that Messrs. DeWolfe, Celeste, Dineen, Harding, Helms and Kierans possess the necessary qualifications to be designated as Audit Committee Financial Experts.

The Audit Committee has direct communication and in camera meetings with each of the internal auditor, the independent auditor, the Appointed Actuary, the General Counsel and the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada). The Audit Committee also meets with management.

The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and updated regularly to mitigate the Company’s exposures.

Conduct Review and Ethics Committee

The Ethics Committee oversees the procedures relating to conflicts of interest, customer complaints, related party transactions and protection of confidential information.

The Ethics Committee annually reviews the Company’s Code of Business Conduct and Ethics, the Related Party Procedures, the Conflict of Interest Procedures, the Confidential Information Procedures and Complaint Handling Practices.

Management Resources and Compensation Committee

The Compensation Committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. The Compensation Committee is responsible for:

■	Approving the appointment of and providing proper development, compensation and review of senior management.

■	Reviewing the objectives, performance and compensation of the President and CEO. Beginning in 2009, the Compensation Committee assumed this responsibility.

■	Reviewing and approving annually the appointment, succession, remuneration and performance of the senior executives.

■	Reviewing annually the Company’s compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.

Corporate Governance and Nominating Committee

The Governance Committee is responsible for:

■	Developing director selection criteria.

■	Identifying and recommending to the Board qualified director nominees.

■	Overseeing the Company’s corporate governance program.

■	Developing governance policies, practices and procedures.

■	Reviewing the structure, mandate and composition of the Board and Board committees.

■	Reviewing and evaluating the effectiveness of the Board, the committees, the Chair and the Directors.

Independent Directors’ Meetings

Each meeting of the Board and of its committees is followed by an in camera meeting. Non-independent Directors and management do not attend.

The Board also holds meetings at which non-independent Directors and members of management are not in attendance. In 2008, five meetings of the independent Directors were held.

Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

Retention of Outside Advisors by Directors

The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.

The Governance, Compensation and Audit Committees retained outside advisors in 2008.

Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board committee with the approval of the Governance Committee.

Director Compensation

The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company.

Director Share Ownership

To align Director’s compensation with the long-term interests of the Company, Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. Directors are required to take 50% of their Board Retainer in shares or DSUs until the minimum value is met. Directors’ share ownership will be valued using the higher of grant price or current market price for the purposes of meeting the share ownership guidelines. This measure was introduced on an interim basis due to the extreme volatility of market conditions and the significant reduction in the Company’s Common Share price. All Directors who have been on the Board for five years have satisfied the minimum equity ownership amount.

No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors.

Manulife Financial Corporation Proxy Circular	50

Board Evaluation

The Governance Committee conducts annual, formal evaluations of the Board, Board committees, the Chair and the individual Directors. The process includes:

■	Annual evaluation meetings between the Chair and each Director to discuss Board performance, including a peer review.

■	Each Director completes biennial written Board Effectiveness and Director Self-Assessment Surveys.

■	The Board and Board committees are assessed against their mandates and charters.

■

Contributions of individual Directors are assessed against the applicable position descriptions and the Directors’ Matrix setting out the skills each individual Director is expected to bring to the Board.

■	The assessments of the Board, the committees and the Directors, focus on identifying areas for improvement.

■	The results of the assessments are presented to the Governance Committee and the Board. The Governance Committee identifies objectives for the coming year.

■	Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Governance Committee’s objectives for the coming year.

■	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.

■	Annual determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.

CEO Evaluation

Beginning in 2009, the Compensation Committee and the CEO annually set financial and non-financial objectives for the CEO, which are approved by the Board. The CEO’s performance is evaluated annually by the Compensation Committee based on these objectives and on the Company’s performance. This was previously the responsibility of the Governance Committee.

Ethical Business Conduct

The Company has adopted the Code of Business Conduct and Ethics (“Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.

The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.

The Code is available on the Company’s website at www.manulife.com.

The Board annually reviews the Code and the compliance with the Code with the assistance of the Ethics Committee.

All employees of the Company and the Directors annually review the Code, complete an online training course, certify compliance with the Code and disclose any conflicts of interest.

The Board, through the Governance and Compensation Committees, annually reviews the integrity of the CEO and the Executive Officers, and their promotion of a culture of integrity.

CEO and CFO Certification of Financial Statements

The CEO and Chief Financial Officer certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.

The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company submits Written Affirmations as required by the NYSE Rules.

Communication Policies

Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by the Legal, Investor Relations and Corporate Communications departments, senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.

The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information.

The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations department and to the media and employees through its Corporate Communications department.

The Investor Relations department provides an information report at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.

The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information.

Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

51	Manulife Financial Corporation Proxy Circular

Schedule “B” Board of Directors’ Mandate and Board Policies

Board of Directors’ Mandate

The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of Manulife Financial Corporation (the “Company”).

The Board shall, directly or through a Board committee, carry out the duties referred to in this Mandate.

Culture of Integrity and Ethics

■

Promote a culture of integrity at the Company. The Board shall satisfy itself as to the integrity of the CEO and the executive officers, and that the CEO and executive officers create a culture of integrity throughout the Company.

■

Approve the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, and receive reports assuring the Board that the Code is being adhered to. Any waivers from the Code for the benefit of any Director or executive officer must be approved by the Board.

■	Approve policies and practices for dealing with all matters related to integrity and ethics, including conflicts of interest, related party transactions and the treatment of confidential information.

Strategic Planning Process and Implementation

■

Provide oversight and guidance on the strategic issues facing the Company and on the implementation of appropriate business plans to effect the Company’s strategy. Business plans and strategies, which take into account opportunities and risks, are presented to the Board by the CEO on a regular basis and by each Division at least annually. For each report, the Board engages in a discussion with Senior Management to satisfy itself that the appropriate strategies are being implemented. The Board approves management’s strategic and business plans where necessary or desirable.

■	Monitor the implementation and results of the Company’s strategy and review performance against the strategic business plans.

■

Review and approve the Company’s financial objectives and plans, including debt and equity issues, major capital expenditures, allocation of resources among the Company’s lines of business, organizational restructurings and other major financial activities, which exceed the approval limits delegated by the Board.

Risk Management and Compliance

■

Oversee the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business. The Board shall receive regular updates on the status of risk management activities and initiatives.

■	Oversee the implementation by management of a comprehensive compliance management program.

Succession Planning

■	Oversee the selection, appointment, development, evaluation and compensation of the Chair of the Board, Board members, the CEO and each executive officer.

■	Review the establishment of annual performance targets and the annual performance evaluation of the CEO and each executive officer.

■	Oversee the Company’s general approach to human resources and compensation philosophy.

■	Review the succession plan for key executive positions as updated from time to time.

Communications and Public Disclosure

■

Oversee public communication and disclosure. The Board has adopted the Disclosure Policy which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.

■	The CEO or the Chair of the Board or any other Director when authorized by the CEO or the Chair of the Board may communicate with the shareholders or stakeholders on behalf of the Company.

Internal Controls

■

Oversee the internal control and management information systems, monitor the integrity of such systems and obtain assurances on a regular basis that these systems are designed and operating effectively.

■

Review and approve the financial statements and related disclosures prior to their release. The Board shall receive a detailed analysis of these reports from management and the Audit and Risk Management Committee to assist in its review.

Corporate Governance

■	Review and approve the Company’s Governance Policies and Practices, as updated from time to time.

■	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and Committee meetings and Board educational seminars.

Duty of Care

In meeting their responsibilities as members of the Board, each Director shall act honestly and in good faith with a view to the best interests of the Company, and exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances.

Communication with Directors

Shareholders or other stakeholders of the Company may communicate with the Directors by writing to the Chair of the Board in care of the Corporate Secretary of the Company as follows:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

Manulife Financial Corporation Proxy Circular	52

Board Policies

1.	Purpose
1.1	The purpose of the Board Policies is to provide a framework within which the Board will carry out its responsibilities. These are guidelines only and may be amended from time to time by the Board.

2.	Membership
2.1	The Board shall consist of at least 7 but not more than 30 Directors, with the number of Directors set by the Board each year, pursuant to the Company’s By-law No. 1. The Board will periodically evaluate and determine the appropriate size and composition of the Board, on the recommendation of the Corporate Governance and Nominating Committee (the “Governance Committee”). The number of Directors shall be sufficient to allow rotation of the members of each of the Board’s Committees.

2.2	A majority of the Directors must be resident Canadians and no more than two-thirds of the Directors shall be “affiliated” with the Company as defined in the Insurance Companies Act (Canada) (the “Act”).

2.3	At least a majority of Directors shall satisfy the applicable independence requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. The Board shall annually review and make a determination as to each Director’s status as an independent Director.

3.	Meetings
3.1	The Board shall meet seven times per year or more frequently as the Board may determine.

3.2	A quorum of the Board shall consist of a majority of the Directors. A majority of Directors participating in any meeting shall be resident Canadians.

3.3	Board meetings shall be held at the head office of the Company or at such other location as the Directors may determine. The Directors acknowledge that it is valuable to hold meetings at the head office locations of the Divisions and as a result will hold meetings in Boston, Massachusetts, Waterloo, Ontario, Hong Kong, Shanghai, China, and Tokyo, Japan and any such other location that they determine, from time to time.

3.4	In order to allow for the Directors to meet without management present, each Board and Committee meeting will be followed by an in camera meeting of the independent Directors to reflect on the meeting. The independent Directors will also meet at least once each year to review the Board’s effectiveness assessments and to approve action plans.

4.	Attendance and Preparation
4.1	Directors are expected to attend all Board and applicable Committee meetings and Board Seminars unless there is a compelling reason for non-attendance. Attendance in person is expected; however, attendance by teleconference or videoconference is acceptable in exceptional circumstances with the consent of the Chair of the meeting.

4.2	Directors are expected to attend each meeting of the Board or a Committee prepared to contribute to the business of the meeting and the Board’s oversight responsibilities by at a minimum reviewing the meeting materials provided in advance of the meeting. The expected preparation time required for each meeting will depend on the topics to be addressed at that meeting.

5.	Voting
5.1	Directors who are present at a meeting of the Directors or a Committee will be deemed to have consented to any resolution passed or action taken at the meeting unless the Director requests that his or her dissent be included in the Minutes, sends a written dissent to the Corporate Secretary before the meeting is adjourned, or sends the dissent by registered mail or delivers it to the head office of the Company immediately after the meeting is adjourned.

5.2	If the Director has already voted for or consented to the resolution, then the Director is not entitled to dissent to the vote.

5.3	Any Director who is absent from a Board or Committee meeting where a resolution has been passed or an action taken will be deemed to have consented to that resolution, unless the Director takes specific action to make his or her dissent known within seven days of becoming aware of the resolution. The Director must cause his or her dissent to be placed with the minutes of the meeting or send the dissent by registered mail or deliver it to the head office of the Company.

6.	Committees of the Board – Establishment and Oversight
6.1	The Board shall establish such Committees as deemed necessary to assist it in meeting its responsibilities. The Act and applicable securities regulatory authorities require certain committees to be established. The four required committees of the Board are the Audit and Risk Management Committee, the Conduct Review and Ethics Committee, the Management Resources and Compensation Committee and the Governance Committee.

6.2	Each of the four required committees will be made up of independent Directors only. Where the Directors establish additional committees, they will determine the composition of those committees.

6.3	Members of management and non-independent Directors may be invited to Committee meetings by the Chair of the Committee, but shall not participate in the in camera sessions of the Committee, nor shall they be able to vote on any business of the Committee.

6.4	The Board shall approve the Charter for each required Committee, setting out the duties and responsibilities of the Committee. The Board shall require each Committee to review annually its performance against its Charter and to report to the Board on such performance.

6.5	The Board shall require each required Committee to provide a report on its activities in the previous year. Each Committee’s report shall be included in the Proxy Circular.

53	Manulife Financial Corporation Proxy Circular

7.	Non-Executive Chair
7.1	The Board is committed to a separation of the roles of the Chair & the CEO. This structure is appropriate to ensure independent Board leadership and the management of the Company for the long-term benefit of its stakeholders.

8.	Position Descriptions
8.1	The Board shall develop position descriptions for the Chair of the Board, the Chair of each Committee, the CEO and for individual Directors.

9.	Direction Succession and Selection Criteria
9.1	The Board shall determine the appropriate criteria for selecting and assessing potential and current Directors and shall select candidates for nomination to the Board accordingly. The Board shall engage in the following activities to ensure an effective process for selecting candidates for nomination:

(a)	develop criteria for the selection of new Directors;

(b)	maintain a Directors’ Skills Matrix, identifying the desired competencies, expertise, skills, background and personal qualities that are sought in potential candidates;

(c)	annually review these criteria to determine whether any amendments are required or whether there are any gaps in the skills of the existing Directors;

(d)	identify and recommend individuals qualified and suitable to become Board members, taking into consideration any gaps identified in (c);

(e)	maintain a list of suitable candidates for the Board;

(f)	the Chair and the CEO shall meet with potential candidates prior to nomination to discuss the time commitments and performance expectations of the position; and

(g)	approve candidates selected for nomination.

9.2	A highly effective Board requires Directors to have the integrity, competencies and capabilities to carry out their fiduciary duties in the best interests of the Company and its shareholders. In order for the Directors to effectively execute their duties, they should have the requisite experience, skill, time and commitment as befits the Director of a very complex business. The following characteristics are necessary for new candidates being considered for nomination as well as existing Directors:

(a)	a reputation for integrity and ethical behaviour;

(b)	a demonstrated ability to exercise judgment and communicate effectively;

(c)	financially knowledgeable;

(d)	prominence in the individual’s area of expertise;

(e)	previous experience relevant to the operations of the Company; and

(f)	sufficient time to dedicate to Board and Committee work.

9.3	The Board shall not nominate any individual to stand for election who is concurrently serving as a director of a bank, trust company or other life insurance company not affiliated with the Company.

9.4

The Company has a mandatory retirement age for Directors of 72. Directors shall retire at the Annual Meeting immediately following their 72nd birthday. The Board may waive this as circumstances may dictate.

9.5	Each Director is elected for a term of one year at the Annual Meeting.

9.6	The Board has not established term limits for Directors as it is important to retain Directors that have a fully developed understanding of the Company. Service on the Board is based on the ability of an individual Director to meet the expectations set out above.

9.7	The Board has delegated the responsibilities set out in this Section 9 to the Governance Committee. The Governance Committee will report on its activities and make relevant recommendations for approval by the Board.

10.	Board and Director Evaluation
10.1	The Governance Committee conducts annual, formal evaluations of the Board, Board Committees, the Chair and the individual Directors. The process includes the following steps:

(a)	the Chair meets annually with each Director to discuss Board performance, including a peer review;

(b)	each Director completes biennial written Board and Committee Effectiveness and Director Self-Assessment Surveys;

(c)	the Board and Board Committees are assessed against their mandates and charters;

(d)	contributions of individual Directors are assessed against the applicable position descriptions and the Directors’ Skills Matrix setting out the skills each individual Director is expected to provide;

(e)	the results of the Board and Committee assessments are presented to the Governance Committee and the Board. The Governance Committee identifies areas for improvement, develops action plans and monitors the progress of these plans;

(f)	an annual in camera meeting of the independent Directors is held to review the results of the assessments and to approve the Governance Committee’s action plans;

(g)	a review is prepared of overall size and effectiveness of the Board and its Committees; and

(h)	an annual determination is made of each Director’s ability to serve the Company based on his or her personal circumstances in accordance with Section 10.

11.	Change of Status of a Director
11.1	Upon a Director’s resignation, retirement or termination from his or her principal employment, change of country of residence, or other significant change, the Director shall notify the Chair of the Governance Committee. The Chair will deliberate with the Governance Committee on the appropriate course of action. Where such change affects the Company’s compliance with regulatory or policy requirements or causes a real or perceived conflict of interest, the Director may be asked to tender his or her resignation.

Manulife Financial Corporation Proxy Circular	54

12.	Conflict of Interest
12.1	The Board shall establish and monitor procedures for identifying and dealing with conflicts of interest. Directors must recuse themselves from a particular matter where there may reasonably be a conflict or perception of conflict or a perception that they may not bring objective judgment to the consideration of the matter.

12.2	Directors shall annually complete a Directors’ and Officers’ Information Form to facilitate the detection of any conflicts of interest.

13.	Director’s Remuneration and Share Ownership
13.1	The Board, with the assistance of independent external advisors, shall carry out a biennial review of Director compensation to ensure compensation properly aligns the interests of Directors with the long-term interests of the Company.

13.2	Directors who are also members of Management are not compensated for their service on the Board.

13.3	The Board shall not authorize the issuance of stock options as a form of compensation for Directors.

13.4	Under the Company’s Stock Plan for Non-Employee Directors, non-employee Directors may elect to receive their compensation in cash, in Deferred Share Units or in a combination thereof.

13.5	Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of being elected as a Director. The Company’s Common Shares, preferred shares and Deferred Share Units are considered equity for this purpose. Until such time as a Director has reached the required equity position, the Director must take fifty percent (50%) of the Board Retainer in equity (Deferred Share Units or common shares).

14.	Director’s Orientation and Education
14.1	The Directors acknowledge that understanding the Company’s strategies, business operations and competitive environment is crucial to their ability to provide the necessary oversight and guidance to the Company. The Directors have established appropriate education opportunities which all Directors are expected to participate in.

14.2	The Company provides a detailed orientation and continuing education program for all Directors, which incorporates the following:

(a)	New Directors receive an orientation program when they are elected to the Board. New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure, and the roles and expectations of the Board and individual Directors.

(b)	New Directors meet with the Chair, the CEO and other members of management as appropriate to discuss the Company’s strategies, operations, and business plans.

(c)	New Directors receive a manual which provides information about the Company, including the Annual Information Form, Proxy Circular, Annual

Report, Manufacturers Life’s Report to Policyholders, organizational information about the Board and its meetings and the Directors’ information requirements as required pursuant to applicable insurance and securities regulations.

(d)	New independent Directors are initially appointed to the Audit Committee as part of the Directors’ orientation to the Company’s business. As an Audit Committee member, the Director will be exposed to all aspects of the financial and risk management elements of the Company. This is intended to assist the new independent Director in understanding the Company’s complex businesses more quickly. All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

(e)	A Directors’ Manual providing a comprehensive outline of the duties, responsibilities, structure and the committees of the Board. The Directors’ Manual includes the Board Mandate, Board Policies, committee charters, the regulatory compliance program, the incorporating documents, by-laws, administrative resolutions, Directors’ policies, Company policies, the Code of Business Conduct and Ethics and a Glossary of Terms.

(f)	Directors’ seminars and divisional presentations to the Board to provide in-depth reviews of key businesses and functions.

(g)	On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations.

(h)	Membership in the Institute of Corporate Directors, a recognized educational organization for directors, or the equivalent, is provided to all Directors, to enhance their knowledge of directors’ responsibilities and current governance trends.

(i)	Additional professional development education at the request of the Director and the expense of the Company.

15.	Independent Advisors
15.1	The Board shall have the authority to retain such independent advisors as it may deem necessary or advisable for its purposes. The expenses related to such engagements shall be funded by the Company.

16.	Majority Election of Directors
16.1	Where a Director does not receive a majority of votes cast in favour of his or her election at the Annual Meeting of Shareholders, such Director must submit his or her resignation to the Governance Committee, which will, in the absence of extenuating circumstances, recommend that the Board accept the resignation. The Board will consider the resignation and make its determination as soon as possible but in any event within 90 days of the Annual Meeting. The Director in question will not participate in the decision making process regarding his or her resignation. The Board will issue a press release to announce either the Director’s resignation or the reasons for not accepting such resignation.

55	Manulife Financial Corporation Proxy Circular

Schedule “C”—Shareholder Proposals

The following three shareholder proposals have been submitted for consideration at the Annual Meeting of shareholders. The Board of Directors’ response, including its voting recommendation, follows each of the proposals.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street, West, Montreal, Quebec, H2X 1X3 has submitted three proposals.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) submitted a proposal recommending that the Board adopt a policy for the independence of compensation committee members and it external compensation advisors. The three proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.

MÉDAC withdrew this proposal based on the practices of Manulife’s Compensation Committee which are disclosed in this Proxy Circular. In particular, the Compensation Committee’s practices relating to the independence of Committee members and the external consultant include:

■

The President and Chief Executive Officer of Manulife (the “CEO”) is not a member of any of the committees, including the Compensation Committee. The Governance Committee reviews the committee composition on an annual basis and makes recommendations for membership to the full board for approval. As the CEO is not a member of the Compensation or Governance Committees, he is not involved in the nomination of committee members nor in the work of the Compensation Committee. The CEO only attends Compensation Committee meetings at the invitation of the Chair of the Compensation Committee. At the end of each meeting, the Compensation Committee meets in camera without management and the non-independent Director (being the CEO). Executive officers are not present during deliberation regarding their executive compensation.

■	Of the six members on the Compensation Committee, only one member is a current chief executive officer.

■

The Compensation Committee and the Governance Committee have the authority to retain at their sole discretion independent advisors. In 2008, these committees retained the services of Hugessen Consulting Inc. (“Hugessen”). Hugessen does not perform any services for the Company other than to the committees. In the Report of the Compensation Committee on page 22, the services provided by, the fees paid to and the fact that Hugessen did not otherwise provide services to the Company during 2008 is disclosed.

Manulife thanks MÉDAC for its commentary on, and continuing interest in, good governance.

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Proposal No. 1: Shareholder Advisory Vote on Executive Compensation Policies

It is proposed that the board of directors adopt a governance rule stipulating that the executive compensation policy be subject to an advisory vote by the shareholders.

Arguments

Currently, shareholders cannot voice their opinions on executive compensation policies (especially the proportion of the variable salary and its value based on the various growth scenarios of share price, sales or profits, as the case may be). Furthermore, executive compensation is reaching heights that are surprising even to the most seasoned observers. According to a survey conducted in Canada by McKinsey/HRI/CCGG1, some 40% of directors believe that the compensation of chief executive officers is excessive and 65% of investors are of the same opinion. It is unacceptable to the members of MÉDAC and to a large number of citizens that executive salaries are increasing at an exponential rate, while the salaries of average employees barely keep pace with inflation. Note the results of a study by the Canadian Centre for Policy Alternatives published in early 2008 on the compensation of the 100 highest paid CEOs of listed companies: the ratio between the compensation of these CEOs is now 218 times higher than that of an average worker, whereas ten years ago, it was only 104 times higher. Nothing can justify such a gap and everything argues toward reversing the trend of recent years.

We recognize that the board of directors is responsible for determining the salaries of executives. Consequently, we advocate an advisory (“Say on Pay”) vote so that the board can have its finger on the pulse of shareholders regarding its policy. From our strategic watch on this topic, we see that many countries have adopted rules to give shareholders a right to review the fundamental policies and mechanisms on corporate executive compensation. Since 2003, in the United Kingdom, and 2004, in Australia, the compensation policy of listed companies is subject to an advisory vote, whereas the Netherlands (2004), Sweden (2005) and Norway (2007) go even further by making such vote binding. Moreover, the OECD’s Corporate Governance Principles recognize the shareholder’s competence in compensation policy matters.

We add that on average, in Canada, such a proposal has received 40.3% of shareholder support at the most recent annual general meetings of banks in 2008. Here is a propitious opportunity for the Corporation to demonstrate its awareness of shareholder concerns before such a policy is imposed on it by regulatory authorities.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

The Board has noted that in early 2009 shareholder proposals for non-binding advisory votes on compensation received majority support at several Canadian financial institutions. While “Say on Pay” proposals may or may not be appropriate at other organizations, the Board makes its recommendation on this proposal on the basis of how well the process of setting executive compensation policies and decisions currently works at Manulife.

[1]	Survey conducted by McKinsey & Co and HRI Inc. among 280 corporate directors and members of the Coalition for Good Governance in the fall of 2004.

Manulife Financial Corporation Proxy Circular	56

At the 2008 Annual Meeting of Manulife, the shareholders voted 96.4% against a “Say on Pay” shareholder proposal. The Board believes that the previous low level of support for this proposal reflects Manulife’s track record of linking pay closely to performance and its excellent disclosure practices. The Company’s commitment to pay-for-performance is evident in the annual incentive outcome for 2008. In a year in which performance was far below expectations, four of the five NEOs did not receive a cash bonus and the fifth NEO agreed not to receive a cash bonus for 2008.

On compensation disclosure, Manulife has, for several years, been at the forefront of best practices, voluntarily providing additional disclosure to that required by law. The Company’s achievement in compensation disclosure has been recognized by such honours as third place in the Globe & Mail: Report on Business – 2008 Board Games corporate governance ranking and honourable mentions in the most recent Canadian Coalition for Good Governance award for Excellence in Shareholder Communication.

The Board is committed to complete, clear and transparent disclosure which enables shareholders to see the connection between executive compensation and performance of both the executive and the Company.

We endorse the new rules respecting executive compensation disclosure finalized by the Canadian Securities Administrators (“CSA”). We believe that the additional required disclosures provides the transparency that shareholders are looking for and, as a result, it is premature to adopt any new programs until the effect of the implementation of the new rules can be fully appreciated.

The Board, on the recommendation of the Compensation Committee, is responsible for evaluating the performance and approving the compensation of the President and CEO and executives. All members of this committee are independent of management and obtain the advice of an independent compensation consultant to ensure that the Company’s compensation policies are sufficient to attract and retain the most qualified executive talent. Compensation decisions are made by the Board with in-depth knowledge of the Company’s strategies and business goals, the performance of the executives and the comparator research carried out by the independent consultant. To ensure that appropriate compensation decisions continue to be made in the best interests of the Company, the Board must continue to have oversight of this key governance responsibility.

Manulife describes its compensation philosophy and the detailed approach to determining executive compensation in the “Compensation Discussion and Analysis and the “Other Named Executive Officers Compensation” sections on page 23 and 30.

Shareholders may communicate any specific issues with the Board about executive compensation by contacting the Chair of the Board (care of the Corporate Secretary) as suggested on page 50, which the Board of Directors believes is a more effective method of identifying and communicating concerns than voting on the entire compensation policy.

For these reasons, the Board of Directors recommends shareholders vote AGAINST this proposal.

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Proposal No. 2: Female Representation on Boards of Directors

As men and women alike have a broad and diversified wealth of skills and experience to meet the profile sought by corporate directors, it is proposed that the board of directors adopt a policy whereby 50% of new candidates to the board be female, until parity is reached between men and women.

Arguments

In October 2007, a study by Catalyst2 among the 500 largest U.S. companies showed that companies with more female members on their board of directors achieved better results in terms of their profitability and sales. While the number of women graduating from our educational institutions has not stopped growing for more than 30 years now, few organizations have achieved parity between men and women in the composition of their boards of directors and their senior management teams. In fact, the proportion of female members of boards of directors has remained stagnant at approximately 10% for the past 20 years. Yet, today they constitute a critical mass of talent in areas as diverse as finance, international trade, sound governance, risk management, compensation and other areas of competency on boards of directors. We are, therefore, being deprived of a significant wealth of diverse skills and qualities, as well as of a broader perspective on the technological, financial and social issues that companies have encountered and will increasingly face.

Some companies have adopted a policy to promote the nomination of female candidates when filling vacant positions on their boards of directors so as to achieve a better balance. Unfortunately, they are the exception. While acknowledging this awareness of the problem of female under-representation on boards of directors, we ask for a firmer commitment by the Corporation to achieve equality of representation by adopting the above-mentioned policy.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

At the 2008 Annual Meeting, the shareholders voted 91.89% against a similar proposal presented by MÉDAC.

The Governance Committee is responsible for identifying candidates to be elected to the Board. The Director selection process ensures that the Board of Directors is highly skilled with a breadth of experience that is key to carrying out their stewardship responsibilities over Manulife’s complex business. The selection process and the professional and personal criteria for nominees are described in Schedule “B” – “Board Policies” and in the “Board Renewal and Director Selection” section on page 8. The focus is on finding highly skilled candidates with the specific business backgrounds set out in the Directors’ Skills Matrix. Diversity, including gender diversity, is considered in

[2]	Catalyst, “The Bottom Line. Corporate Performance and Women’s Representation on Board,” October 2007. Note that Catalyst is a U.S. non-profit organization whose goal it is to support women in achieving their professional goals.

57	Manulife Financial Corporation Proxy Circular

assessing potential candidates, however the Board does not support fixed percentages for any selection criteria, as the composition of the Board is based on the numerous factors established by the selection criteria. The Governance Committee reviews the criteria annually to ensure that the Board composition reflects an effective balance of skills and experience.

As publicly disclosed, the Board appointed Gail Cook-Bennett as its Chair of the Board on October 2, 2008.

For these reasons, the Board of Directors recommends shareholders vote AGAINST this proposal.

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Proposal No. 3: Limiting the Number of Directorships

It is proposed that the board of directors adopt a governance rule limiting the number of boards on which a director can serve to four (4).

Arguments

For a director to fully assume his (her) role, he (she) must be able to devote sufficient time to it. We recognize the vital role of board members and we all agree on the growing complexity of the corporate world. One way to ensure that board members remain available, in terms of both time and energy, is to limit the number of directorships they can accept. Corporate governance codes of good practice set limits on directorships. For example, in the United States, the National Association of Corporate Directors (NACD) suggests that CEOs and other executives not accept more than one or two outside directorship positions in addition to the one held within the corporation. For professional directors (whose sole profession is to serve on boards of directors), the NACD recommends five or six directorships. In the United Kingdom, the Combined Code recommends that the chairman of a board of directors of a FTSE 100 company should not sit on the board of any other corporation. In France, a director cannot sit on more than five boards for corporations headquartered in France. In Canada, SHARE, the Shareholder Association for Research and Education, advises directors who sit on five or more boards or who are part of the management team of another company to abstain from voting.

Sound governance practices advocate a limited number of directors (9 to 11) as well as the creation of specialized board committees (such as, governance and risk management, in addition to audit, human resources and compensation committees, etc.), which greatly increases the duties of each board member. Directors are also being required to devote more and more time to increasingly complex portfolios.

The board of directors must take note of these developments and adopt a policy limiting the number of outside directorships for its members to ensure they remain effective.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

A pre-determined number of boards allowable sets an arbitrary number which does not necessarily relate to the amount of time a director has to spend on the business of a particular board or the ultimate effectiveness of a director.

The Board of Directors has already implemented policies to ensure that Directors have sufficient time available to prepare for and attend Board and Committee meetings. The Director Succession and Selection Criteria established in the Board Policies (see Schedule “B”) requires that in order for Directors to effectively execute their duties, they should not only have the requisite experience and skill, but also the time and commitment as befits the Director of a very complex business.

In addition, prior to being nominated for election, candidates are advised of and must accept the time expectations. The Board views this as a more effective method of ensuring the appropriate time commitment from a prospective director and also allows Directors the flexibility to balance their other obligations in their own way, whether that consists of other directorships, employment, or other commitments.

The Board Policies also set out the expectation that Directors attend all Board and applicable Committee meetings and Board Seminars unless there is a compelling reason for non-attendance. Directors are expected to attend each meeting prepared to contribute to the business of the meeting and to satisfy the Board’s oversight responsibilities by, at a minimum, reviewing the meeting materials provided in advance of the meeting.

For these reasons, the Board of Directors recommends shareholders vote AGAINST this proposal.

Manulife Financial Corporation Proxy Circular	58

Our Vision

Our vision is to be the most professional life insurance company in the world, providing the very best financial protection and investment management services tailored to customers in every market where we do business.

www.manulife.com

Commitment to the Community

In 2008, Manulife Financial donated more than $26 million to assist more than 600 non-profit organizations around the world. Our support focused on community-building in four main areas: health care, education, community service and local volunteering.

In addition, 15,650 Manulife employees donated more than 73,000 hours of their time to support community partners in numerous ways, including running; rowing or walking for health-related charities; mentoring students; building houses; planting trees; and participating in blood drives.

Commitment to the Environment

Manulife Financial is committed to reducing our impact on the environment and pursuing sustainable business practices in all our operating units, with an environmental policy serving as guiding principles in that effort since its establishment in 1995. Whether it's doing the right thing for our business and the environment by planting more than 40 million tree seedlings, to constantly improving the energy efficiency of our commercial real estate holdings through more modern heating, cooling and lighting systems, or to establishing a local employee committee in Hong Kong that works on reducing or eliminating day-to-day office waste, Manulife considers the environment in every part of its operation.

To find out more about Manulife's community involvement and environmental stewardship programs, see our Public Accountability Statement, available at www.manulife.com

Manulife Financial Annual Report available on-line at www.manulife.com

We encourage shareholders to help our environment and reduce paper use by signing up to receive documents electronically. If you require a hard copy of the Annual Report please refer to the Additional Information section of this Proxy Circular for details on how to request one.

Manulife Financial Corporation

200 Bloor Street East, Toronto ON, Canada M4W 1E5 Telephone: 416-926-3000

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Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates, including Manulife Financial Corporation.

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